Exhibit 99.1

10.3. Executive officers should comment on the material effects that may have been caused or are expected to be caused to the Issuer’s financial statements and their results

a) Introduction or disposal of operating segments

Disclosure of Results per Segment

As of the first quarter of 2015, we changed the presentation of our segments for them to be consistent with the bank’s current organizational structure. The following segments will be reported: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The Retail Banking includes the previous Commercial Banking – Retail and Consumer Credit – Retail segments, with the transfer of Private Banking and Latam operations to the Wholesale Banking segment, and these are the main changes in the segment presentation.

The current business segments of Itaú Unibanco are described below:

Retail Banking: the result of the Retail Banking segment arise from the offer of products and services to retail clients, high net worth clients, and very small and small companies in branches, in addition to financial products and services offered to non-account holders, comprising vehicle financing and offering credit card services outside the branch network, and Itaú BMG Consignado operations.

Wholesale Banking: the result of the Wholesale Banking segment arises from: i) Itaú BBA activities, the unit in charge of commercial operations with large companies and the performance in investment banking, ii) result of our foreign units, and iii) products and services offered to middle-market companies, high-net worth clients (Private Banking), and to institutional clients.

Activities with the Market + Corporation: this segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, Treasury operating costs, equity in earnings of companies not associated with each segment and our interest in Porto Seguro.

A new management structure for Itaú Unibanco

On November 9, the bank disclosed the succession of the current CEO, according to the transition process planned and announced to the market over two years ago. Itaú Unibanco also announced a series of changes to its Executive Committee, which is now composed of General Retail and Wholesale Managers, and three Vice-Presidents: (i) Management and Control of Risks and Finance; (ii) Technology; and (iii) Human Resources, Legal and Ombudsman, Corporate Communication and Institutional and Governmental Relations.

The Annual General Stockholders’ Meeting held on April 19, 2017 brought forward the reelection of Roberto Setubal and Pedro Moreira Salles, in addition to the election of Marco Bonomi to the Board of Directors. Together with Pedro Moreira Salles, Roberto Setubal will act as co-chairman of the Board of Directors of Itaú Unibanco. Until the Meeting is held, Roberto Setubal remains as the Company’s CEO.”

b) Incorporation, acquisition or disposal of ownership interest

2017

Credit Intelligence Bureau

On June 14, 2017, after obtaining all the required approvals, through our subsidiary Itaú Unibanco S.A., together with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander (Brazil) S.A. and Caixa Econômica Federal, through its subsidiary Caixa Participações S.A., we have entered into the definitive agreements required for the incorporation of Gestora de Inteligência de Crédito S.A. (“Company”) The control of the Company will be shared among the Parties, with each of them holding 20% of the Company’s corporate capital. The Board of Directors of the Company will be formed by members appointed by the Parties and its executives will be exclusively dedicated to the business, preserving the independent management of the Company. The Parties expect the Company to be fully operational in 2019.

Acquisition of a minority interest in XP Investimentos

On May 11, 2017, through subsidiary Itaú Unibanco S.A., we entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), through which we agreed to acquire 49.9% of total share capital (representing 30.1% of voting shares) of XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”), by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for the amount of R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”). The amount attributed to 100% of XP Holding’s share capital (before capital increase) is of approximately R$12 billion, which is equal to 20 times the estimated price earnings (2018).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, we and some of the Sellers will execute, on the closing date of the First Acquisition, a shareholders’ agreement which will include, among others, provisions regarding (a) our rights as a minority shareholder of XP Holding; (b) our right to appoint 2 out of 7 members of the Board of Directors of XP Holding, so as to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of any of these options, Itaú Unibanco will acquire the control and the total equity of XP Holding.

The business conduction and management of all XP Group’s companies, including XP Investimentos, will continue to be fully independent, segregated and autonomous, preserving its current principles and values. XP Group’s control will continue to be held by XP Controle’s shareholders, and the current officers and executives of XP Holding, XP Investimentos and its subsidiaries will remain in charge of their respective businesses, in order to ensure that XP Investimentos continues to operate as an open and independent platform, seeking to offer a diverse range of products of its own and of third-parties to its clients, competing freely with other brokers and capital market distributors, including those controlled by Itaú Unibanco conglomerate, without any restrictions or barriers. We will act as a minority shareholder and have no influence over the commercial and operational policies of XP Investimentos or of any other XP Group’s companies, neither will we any have preference or exclusivity rights regarding the distribution of such products.

The consummation of the acquisitions mentioned above is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals.

2016

Acquisition of Recovery do Brasil Consultoria S.A.

In March 2016, after obtaining regulatory authorization, we consummated the acquisition of (i) 89.08% interest in the capital stock of Recovery do Brasil Consultoria S.A., of which we purchased 81.94% from Banco BTG Pactual S.A. (BTG) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio of, at that time, R$38 billion in credit rights held by BTG.

Itaú CorpBanca

In April 2016, with the completion of the merger of Banco Itaú Chile with CorpBanca, we acquired control of the resulting entity named Itaú CorpBanca. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca (“Itaú CorpBanca’s Shareholders’ Agreement”), which entitles us to appoint, together with Corp Group, former controlling shareholder of CorpBanca, the majority of the members of Itaú CorpBanca’s board of directors. Such members are appointed according to the ownership interest of each of such parties, and we have the right to elect the majority of the members elected by this block. Also on that same date, Itaú Unibanco consolidated Itaú CorpBanca in its financial statements, adding approximately R$115 billion of assets to its balance sheet (under BRGAAP).

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$288.1 million, as set forth in Itaú CorpBanca’s Shareholders’ Agreement, and increased from 33.58% to 35.71%, without changing the governance of Itaú CorpBanca.

In January 2017, we executed an amendment to the transaction agreement, which provided for (i) the postponement of the date of acquisition of the shares held by Corp Group in Banco CorpBanca Colombia S.A. (“CorpBanca Colombia”) from January 29, 2017 to January 28, 2022, subject to receipt of applicable regulatory approvals; (ii) the modification of the previously defined structure for the combination of the operations of Itaú Unibanco and Itaú CorpBanca in Colombia, which will be implemented through a sale and purchase of assets and liabilities; and (iii) the replacement of the obligation to consummate an initial public offering (IPO) of CorpBanca Colombia for the obligation to register CorpBanca Colombia as a public company and list its shares on the Colombian stock exchange.

Alliance with MasterCard in the payment solutions market in Brazil

In May 2016, the Court of CADE approved, with certain restrictions, a 7-year term agreement between our subsidiary Itaú Unibanco S.A. and MasterCard Brasil Soluções de Pagamento Ltda., or MasterCard, to create an alliance in the payment solutions market in Brazil (the Strategic Alliance), to operate, through a company controlled by MasterCard, a new electronic payment network under a brand with domestic and international acceptance.

Sale of Group Life Insurance Business

In April 2017, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the sale of our group life insurance operations to Prudential do Brasil Seguros de Vida S.A. This transaction reinforces our strategy, which has already been disclosed, to focus on mass-market insurance products that are typically related to retail banking.

Acquisition of Citibank Retail Business in Brazil

In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of its retail business in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as of the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) had, as of the date of execution of the Equity Interest Purchase Agreement, approximately 315,000 retail bank clients, approximately 1.1 million credit cards and a credit portfolio of approximately R$6 billion and, as of December 31, 2015, approximately R$35 billion in deposits and assets under management. We estimate that the impact on our principal capital (Tier I) resulting from this transaction would be approximately 40 basis points (utilizing the Basel III methodologies).

In July 2017, the General Superintendence of the Administrative Council for Economic Defense (CADE) issued a favorable opinion on Itaú Unibanco’s acquisition of the Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. This opinion will be submitted to the CADE court. Additionally, certain approvals from BACEN are still pending.

Acquisition of Itaú BMG Consignado Shares

In December 2016, after obtaining the required regulatory authorizations and fulfilling conditions, we consummated the acquisition of the totality of the equity interest held by Banco BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total share capital. We paid R$1.46 billion and are now the holders of 100% of the total capital.

We have maintained our position as the leading institution among privately-held banks in this segment. At December 31, 2016, our payroll loan portfolio amounted to R$44.6 billion, including Itaú BMG Consignado’s operations.

Acquisition of Conectcar

On January 29, 2016, after obtaining the necessary regulatory authorizations and the fulfillment of conditions, we concluded, through our subsidiary Rede, the acquisition of 50% of the share capital of ConectCar Soluções de Mobilidade Eletrônica SA ("ConectCar" ) of Odebrecht Transport S.A., for the amount of R$ 170 million. The remaining 50% of ConectCar's capital stock is owned by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A. and the shareholders share control of ConectCar.

2015

See operations decribed at 2016.

2014

Large Risk Insurance Operation

On October 31, 2014, following the fulfillment of certain conditions set forth in the agreement, we concluded the sale of all of the participation held by Itaú Unibanco and certain of its Affiliates in ISSC to ACE Ina International Holdings, Ltd. ("ACE "), for the amount of R$ 1.5 billion.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured.

The amount paid was adjusted in the amount of R$ 13.5 million on September 3, 2015 based on the difference in Net Equity positions between the pro forma balance sheet date and the closing balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period. On October 31, 2014, following the fulfillment of certain conditions set forth in the agreement, we concluded the sale of all of the participation held by Itaú Unibanco and certain of its Affiliates in ISSC to ACE Ina International Holdings, Ltd. ("ACE "), for the amount of R$ 1.5 billion.

ISSC held the large risk insurance operations of Itaú Unibanco, which clients were middle-market and large companies with policies with high amounts insured.

The amount paid was adjusted in the amount of R$ 13.5 million on September 3, 2015 based on the difference in Net Equity positions between the pro forma balance sheet date and the closing balance sheet date.

This transaction had an accounting effect, before taxes, of R$1.1 billion on Itaú Unibanco’s income for the period.

c) Unusual Events or Operations

In 2016, 2015, and 2014, we noted the occurrence of the following non-recurring events, net of tax effects, in the consolidated net income of Itaú Unibanco:

	R$ million
	2016	2015	2014
Recurring net income	22,222	23,832	20,619
Non-recurring events	(583)	(473)	(377)
Increase in the social contribution tax rate	-	3,988	-
Complementary allowance for loan losses	-	(2,793)	(668)
Provision for contingencies	(231)	(696)	(126)
Change in the Accounting Treatment of Financial Lease	-	(520)	-
Social security fund	130	(130)	-
Goodwill amortization	(442)	(162)	(177)
Program for Cash or Installment Payment of Taxes	14	37	(25)
Realization of assets and Impairment	(180)	(50)	(9)
Sale of large risk insurance operations	-	-	736
Porto Seguro	-	17	(60)
Other	127	(163)	(49)
Net income	21,639	23,360	20,242

10.8. Executive officers should indicate and comment on the main elements of the Issuer’s business plan, describing, in particular, the following topics:

a) investments, including:

I - Quantitative and qualitative description of investments in progress and expected investments

II - Sources of investment financing

III - Relevant divestitures in progress and expected divestitures

At the end of 2016, we had 5,103 branches and points of service in Brazil and abroad, 118 units more than at the end of 2015, when our service network had 4,985 branches and points of service.

The increase in the number of branches is due to the merger between Banco Itaú Chile and CorpBanca in April 1, 2016. The increase in the number of branches in Latin America was partially made up for the reduction of branches in Brazil, in line with our clients’ profile, who have increasingly demanding services through digital channels. We closed 2016 with 135 digital branches, with 41 branches opened over the year.

On May 11, 2017, Itaú Unibanco Holding S.A.,through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9% of the total share capital (representing 30.1% of voting shares) of XP Holding, by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

In March 2016, after obtaining applicable regulatory approvals, we completed the acquisition of (i) 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (“Recovery”), of which 81.94% were acquired from Banco BTG Pactual S.A. (“BTG”) and 7.14% from other shareholders, as well as (ii) approximately 70% of a portfolio in the amount of R$38 billion, at that time, in credit rights held by BTG.

In April 2016, we closed the merger of Banco Itaú Chile with and into CorpBanca and, as a result, acquired the control of the resulting entity – Itaú CorpBanca – with a 33.58% interest in its capital stock. On that same date, we entered into the Shareholders’ Agreement of Itaú CorpBanca, which entitles us to appoint, together with Corp Group1, the majority of the members of Itaú CorpBanca’s Board of Directors. These members are appointed according to the ownership interest of each party, and we have the right to elect the majority of the members elected by this block.

In October 2016, we acquired 10.9 billion shares of Itaú CorpBanca for approximately R$ 288.1 million, and this transaction is foreseen in the Itaú CorpBanca shareholders agreement entered into between Itaú Unibanco and Corp Group on April 1, 2016. As a result, Itaú Unibanco's participation in Itaú CorpBanca increased from approximately 33.58% to approximately 35.71%, with no change in the governance of Itaú CorpBanca.

In September 2016, we entered into an agreement for the sale of our group life insurance operations to Prudential do Brasil.

In October 2016, we entered into an Equity Interest Purchase Agreement with Citibank for the acquisition of the retail business of the latter in Brazil, including loans, deposits, credit cards, branches, on-shore wealth management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. and in CIBRASEC – Companhia Brasileira de Securitização.

Citibank’s retail business in Brazil (which includes 71 branches) has approximately 315,000 bank account holders, R$35 million in deposits and assets under management (gross amounts on December 31, 2015), 1.1 million credit cards and a loan portfolio of approximately R$6 billion. In July 2017, the General Superintendence of the Administrative Council for Economic Defense (CADE) issued a favorable opinion on Itaú Unibanco’s acquisition of the Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. This opinion will be submitted to the CADE court. Additionally, certain approvals from BACEN are still pending.

In July 2017, in connection with the efforts to place shares abroad, Brazil witnessed the launching of the Secondary Public Offering of IRB’s Common Shares, with the initial amount of 63,960,000 registered book-entry common shares with no par value issued by the company (“Offering”). In accordance with Article 24 of CVM Instruction No. 400, the number of shares initially offered may be added by an additional batch (“Shares of the Additional Batch”) equivalent to up to 15% of the total initially offered Shares. As announced on July 28, 2017, after completing the bookbuilding procedure, the price per share was R$27.24, with Itaú Seguros selling 9,618,600 shares, equivalent to 3.1% of IRB’s capital stock, and Itaú Vida e Previdência selling 677,400 shares, equivalent to 0.2% of IRB’s capital stock, under the scope of the Offering, totaling R$280,463,040.00 to be accrued by both companies. Therefore, Itaú Vida e Previdência sold its total ownership interest and is no longer a shareholder, while Itaú Seguros now holds 11.6% of capital stock, remaining in IRB’s controlling bloc in conformity with the company’s shareholders’ agreement. .In the event the Shares of the Additional Batch are fully purchased, Itaú Seguros will become the holder of 11.1% of IRB’s capital stock.

For further information on the main corporate events occurred in the period, see item 15.7 of the Reference Form.

The source of funding is the Issuer’s own working capital, represented by the stockholders' equity of the parent company and by minority interest in subsidiaries.

b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the Issuer’s production capacity

In 2015, we completed the construction of our new data center in the State of São Paulo, one of the largest in Latin America, as planned. The configurations of the environmental infrastructure were successfully established. The new data center will support our growth up to 2050, ensuring the high performance and availability of our operations.

c) New products and services, indicating:

I - Description of the research in progress that has already been disclosed

II - Total amounts spent by the Issuer in research to develop new products and services

III - Projects in progress that have already been disclosed

IV - Total amounts spent by the Issuer in research to develop new products and services

Not applicable.

ITEM 11 - PROJECTIONS

11.1. The projections should identify:

Information provided in this item on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on management’s current expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely on our current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1) Accumulated Variation in the period of 12 months:

•	Total Loan Portfolio which includes endorsements, sureties and private securities
•	Financial Margin with Clients (Ex-Impairment)
•	Financial Margin with Clients (Ex-Impairment and Discounts Granted)
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2) Accumulated Value in the period of 12 months:

•	Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses and impairment
•	Cost of Credit, includes results from Loan Losses, Impairment and Discounts Granted
•	Financial Margin with the Market

a.3) Expects Income Tax and Social Contribution

b) projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2017
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2017

The expectations announced to the market are based are the assumption of alignment with the budgetary projections of the bank for 2017. The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment. The announced intervals are defined in accordance with the expectations of the bank’s management. It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible revisions or internal projections of result which eventually may be realized during the year in the light of changes in macroeconomic perspectives and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for eventual changes in public expectations. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2017

This information is subject to risks, uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments in the countries we operate;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements in the countries we operate;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation in the countries we operate;

• Changes in our loan portfolio and changes in the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Incorrect pricing methodologies for insurance, pension plan and capitalization products and inadequate reserves;

• The effectiveness of our risk management policy;

• Damages to our reputation;

• Difficulties during the integration of acquired or merged businesses; and

• Other risk factors listed in the section 4 of this Reference Form.

a)	the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2017

Consolidated [1]
Forecast 2017	Reclassification	Forecast 2017
Total Credit Portfolio [2]		Total Credit Portfolio [2]
From 0.0% to 4.0%		From 0.0% to 4.0%
Financial Margin with Clients (ex-Impairment)	+ RS1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
From -4.0% to -0.5%		From -4.2% to -0.8%
Result from Loan Losses and Impairment [3]	- R$ 1.0 bn	Cost of Credit [6]
Between R$ 14.5 bn and R$17.0 bn		Between RS 15.5 bn and R$ 18.0 bn
Commissions and Fees and Result from Insurance Operations [4]		Commissions and Fees and Result from Insurance Operations [4]
From 0.5% to 4.5%		From 0.5% to 4.5%
Non-Interest Expenses		Non-Interest Expenses
From 1.5% to 4.5%		From 1.5% to 4.5%

Brazil [1,7]
Forecast 2017	Reclassification	Forecast 2017
Total Credit Portfolio [2]		Total Credit Portfolio [2]
From -2.0% to 2.0%		From -2.0% to 2.0%
Financial Margin with Clients (ex-Impairment)	+ RS1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
From -5.0% to -1.5%		From -5.2% to -1.8%
Result from Loan Losses and Impairment [3]	- R$ 1.0 bn	Cost of Credit [6]
Between R$ 12.5 bn and R$ 15.0 bn		Between R$13.5 bn and RS 16.0 bn
Commissions and Fees and Result from Insurance Operations [4]		Commissions and Fees and Result from Insurance Operations [4]
From 0.0% to 4.0%		From 0.0% to 4.0%
Non-Interest Expenses		Non-Interest Expenses
From 3.0% to 6.0%		From 3.0% to 6.0%

1) Considers USD-BRL rate at R$ 3.50 in Dec-17;

2) Includes endorsements, sureties and private securities;

3) Provision For Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;

4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

5) Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

6) Includes Result from Loan Losses, Impairment and Discounts Granted;

7) Includes units abroad ex-Latin America.

The range of our projections for 2017 remained unchanged.

As of the second quarter of 2017, the line “Discounts Granted” is disclosed as a component of “Cost of Credit”, composed of the Result from Loan Losses, Impairment and Discounts Granted in our managerial statements. Accordingly, we submit the projections for 2017 considering the reclassification effects of Discounts Granted, from Financial Margin with Clients to the Cost of Credit line.

Due to changes in expected foreign exchange rates, together with lower economic activity level and credit demand, the Company informs that Management currently expects total loan portfolio (with endorsements, sureties and private securities) to be closer to the lower end of the range provided by the forecasts disclosed for the Consolidated and Brazil operations by the end of 2017.

Due to changes in the Credit Card regulation, as set forth by Resolution No. 4,549, and in macroeconomic expectations for the year (upon preparation and disclosure of the 2017 forecast, the Company took into account a macroeconomic scenario with an average Selic rate of 11.0% for 2017; however, its current macroeconomic forecast now indicates an average Selic rate of 10.1% for 2017), the Company informs that Management currently expects the annual change of the financial margin with clients (ex-impairment and discounts granted) to be between the mid and the lower end of the range provided in the projections disclosed for the Consolidated and Brazil operations by the end of 2017.

In view of additional uncertainties in the Brazilian economic scenario and the resulting change in our models, as we now expect a further gradual change in expected losses, the Company informs that Management currently expects Cost of Credit to be close to the high end of the range provided by the forecasts disclosed for the Consolidated and Brazil operations by the end of 2017.

Management currently expects the accumulated variation for the year, for Commissions and Fees and Result from Insurance Operations to be in line with the mid point in the range provided by the forecasts disclosed for the Consolidated and Brazil operations by the end of 2017.

Additionally, due to the better than expected performance of Non-Interest Expenses, together with lower inflation than previously expected, the Company informs that Management currently expects the accumulated variation for the year to be between the mid and the low end of the range provided in the forecasts disclosed for the Consolidated and Brazil operations by the end of 2017.

The Company also informs that Management currently expects financial margin with the market to be between R$5.5 billion and R$6.5 billion and the effective Income Tax and Social Contribution rate to be between 30% and 32% by the end of 2017. It is noteworthy mentioning that the Company currently considers a cost of capital from 14.0% to 15.0% p.y. in its business management.

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

Not applicable.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2016 (*)

	Consolidated		Brazil [1]
	Previous	Revised	Previous	Revised

Total credit Portfolio [2]	From -10.5% to -5.5%	-11.0%	From -11.0 to -6.0%	-9.8%

Financial Margin with Clients	From -2.5% to 0.5%	-2.5%	From -1.0% to 2.0%	-0.2%

Result from Loan Losses [3]	Between R$ 23.0 bn and R$26.0 bn	R$ 22.4 bn	Between R$21.0 bn and R$24.0 bn	R$ 20.2 bn

Commissions and Feeds and Result from Insurance Operations [4]	From 4.0% to 7.0%	4.9%	From 4.5% to 7.5%	5.9%

Non-Interest Expenses	From 2.0% to 5.0%	4.9%	From 2.5% to 5.5%	4.9%

(*) Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation in 2015 and in the 1Q16.

(1) Includes units abroad ex-Latin America;

(2) Includes endorsements, sureties and private securities;

(3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses;

(4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Reasons for divergence from projections:

Total Loan Portfolio: The below-expected growth in loan portfolio on a consolidated basis was primarily due to the fact that loan origination levels expected for Latin America portfolio were lower than estimated.

Result from Loan Losses: The levels lower than those expected for the Result of Loan Losses are mainly driven by levels of provisions lower than those expected for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectation when the Projection was disclosed.

Projections for fiscal year 2015 (*)

	Projections	Realized
Total Credit Portfolio[1]	Growth of 3.0% to 7.0%.	Growth of 4.6% ex-FX Variation of - 2.9%
Managerial Financial Margin[2]	Growth of 14.5% to 17.5%.	Growth of 20.7
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion
Service Fees and Result from Insurance Operations	Growth of 9.5% to 11.5%.	Growth of 9.9%
Non-Interest Expenses	Growth of 7.0% to 10.0%	Growth of 8.8%

*Expectations do not include the effect of CorpBanca´s transaction1. Includes endorsements, sureties and private securities2. Considers Financial Margin with Clients and Financial Margin with the Market. 3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

Projections for fiscal year 2014 (*)

	Projections	Realized
Total Credit Portfolio	Growth of 10.0% to 13.0%[1]	9.8% ex-FX Variation of 8.0%
Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 13 billion and R$ 15 billion	R$ 13 billion
Service Fees and Result from Insurance Operations[2]	Growth of 12% to 14%	13.8%
Non-Interest Expenses	Growth of 10.5% to 12.5% (between 5.5% and 7.5%, if measured ex-Credicard)	10.1% ex-Credicard 7.0%
Efficiency Ratio	Improvement of 0.5 to 1.75 p.p.	Improvement of 1.90 p.p.

*Expectations do not include the effect of CorpBanca´s transaction.1 On October 13, 2014, we reported that growth in the credit portfolio would be below the threshold of the expected interval (10% - 13%) by approximately 8%.² Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

■	Total Credit Portfolio: The country’s economic growth was lower than we had projected.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

Itaú Unibanco reiterates the forecast previously disclosed for 2017 fiscal year.

As of the second quarter of 2017, the line “Discounts Granted” is disclosed as a component of “Cost of Credit”, composed of the Result from for Loan Losses, Impairment and Discounts Granted in our managerial statements. Accordingly, we submit the projections for 2017 considering the reclassification effects of Discounts Granted, from Financial Margin with Clients to the Cost of Credit line.

Consolidated [1]
Forecast 2017	Reclassification	Forecast 2017
Total Credit Portfolio [2]		Total Credit Portfolio [2]
From 0.0% to 4.0%		From 0.0% to 4.0%
Financial Margin with Clients (ex-Impairment)	+ RS1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
From -4.0% to -0.5%		From -4.2% to -0.8%
Result from Loan Losses and Impairment [3]	- R$ 1.0 bn	Cost of Credit [6]
Between R$ 14.5 bn and R$17.0 bn		Between RS 15.5 bn and R$ 18.0 bn
Commissions and Fees and Result from Insurance Operations [4]		Commissions and Fees and Result from Insurance Operations [4]
From 0.5% to 4.5%		From 0.5% to 4.5%
Non-Interest Expenses		Non-Interest Expenses
From 1.5% to 4.5%		From 1.5% to 4.5%

Brazil [1,7]
Forecast 2017	Reclassification	Forecast 2017
Total Credit Portfolio [2]		Total Credit Portfolio [2]
From -2.0% to 2.0%		From -2.0% to 2.0%
Financial Margin with Clients (ex-Impairment)	+ RS1.0 bn	Financial Margin with Clients [5] (Ex-Impairment and Discounts Granted)
From -5.0% to -1.5%		From -5.2% to -1.8%
Result from Loan Losses and Impairment [3]	- R$ 1.0 bn	Cost of Credit [6]
Between R$ 12.5 bn and R$ 15.0 bn		Between R$13.5 bn and RS 16.0 bn
Commissions and Fees and Result from Insurance Operations [4]		Commissions and Fees and Result from Insurance Operations [4]
From 0.0% to 4.0%		From 0.0% to 4.0%
Non-Interest Expenses		Non-Interest Expenses
From 3.0% to 6.0%		From 3.0% to 6.0%

1) Considers USD-BRL rate at R$ 3.50 in Dec-17;

2) Includes endorsements, sureties and private securities;

3) Provision For Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment;

4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

5) Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

6) Includes Result from Loan Losses, Impairment and Discounts Granted;

7) Includes units abroad ex-Latin America.

The Company also informs that Management currently expects financial margin with the market to be between R$5.5 billion and R$6.5 billion and the effective Income Tax and Social Contribution rate to be between 30% and 32% by the end of 2017. It is noteworthy mentioning that the Company currently considers a cost of capital from 14.0% to 15.0% p.y. in its business management.

12.5/6 – Composition and professional experience of the members of the Board of Directors and the Fiscal Council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
			Date of	Nominated by the	Percentage of attendance
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	investiture	controlling stockholder	at meetings
Other positions held or functions performed at
the Issuer		Description of other position/ function
Claudia Politanski	08/31/1970	A Board of Officers’ member only	04/27/2017	Annual	9
132.874.158-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Vice-President
Alexsandro Broedel Lopes	10/05/1974	A Board of Officers’ member only	04/27/2017	Annual	4
031.212.717-09	Accountant	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer
Tatiana Grecco	08/31/1973	A Board of Officers’ member only	04/27/2017	Annual	0
167.629.258-63 Not applicable.	Technologist in construction	19 - Other officers Officer	06/01/2017	No	0.00%
Rodrigo Luís Rosa Couto	08/08/1975	A Board of Officers’ member only	04/27/2017	Annual	6
882.947.650-15	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Matias Granata	06/17/1974	A Board of Officers’ member only	04/27/2017	Annual	3
228.724.568-56	Economist	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Adriano Cabral Volpini	12/06/1972	A Board of Officers’ member only	04/27/2017	Annual	3
162.572.558-21	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Álvaro Felipe Rizzi Rodrigues	03/28/1977	A Board of Officers’ member only	04/27/2017	Annual	3
166.644.028-07	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Officer
José Virgilio Vita Neto	09/13/1978	A Board of Officers’ member only	04/27/2017	Annual	3
223.403.628-30	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Paulo Sergio Miron	07/26/1966	A Board of Officers’ member only	04/27/2017	Annual	2
076.444.278-30 Not applicable.	Accountant and Economist	19 - Other officers Executive Officer	06/01/2017	No	0.00%
Leila Cristiane Barboza Braga de Melo	10/04/1971	A Board of Officers’ member only	04/27/2017	Annual	3
153.451.838-05	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading Committee		Executive Officer
Márcio de Andrade Schettini	05/22/1964	A Board of Officers’ member only	04/27/2017	Annual	2
662.031.207-15	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director
Marco Ambrogio Crespi Bonomi	05/06/1956	A Board of Officers’ member only	04/19/2017	Annual	0
700.536.698-00	Economist	29 - Other officers	06/01/2017	Yes	0.00%
Member of the Appointments and Corporate		Director-General
Governance Committee Member of the Personnel Committee		Member of the Board of Directors (non-executive director)
Emerson Macedo Bortoloto	07/25/1977	A Board of Officers’ member only	04/27/2017	Annual	6
186.130.758-60 Not applicable.	Information Technologist	19 - Other officers Officer	06/01/2017	No	0.00%
Eduardo Hiroyuki Miyaki	06/11/1972	A Board of Officers’ member only	04/27/2017	Annual	6
159.822.728-92	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Marcelo Kopel	11/05/1964	A Board of Officers’ member only	04/27/2017	Annual	3
059.369.658-13	Business administrator	19 - Other officers	06/01/2017	No	0.00%

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Chairman of the Disclosure and Trading		Officer
Committee
Investor Relations Officer
Fernando Barçante Tostes Malta	04/14/1968	A Board of Officers’ member only	04/27/2017	Annual	1
992.648.037-34 Not applicable.	Systems Analyst	19 - Other officers Executive Officer	06/01/2017	No	0.00%
André Sapoznik	02/24/1972	A Board of Officers’ member only	04/27/2017	Annual	1
165.085.128-62	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Director Vice-President
Caio Ibrahim David	01/20/1968	A Board of Officers’ member only	04/27/2017	Annual	1
101.398.578-85	Engineer	19 - Other officers	06/01/2017	No	0.00%
Member of the Disclosure and Trading		Director Vice-President
Committee
Atilio Luiz Magila Albiero Junior	12/24/1977	A Board of Officers’ member only	04/27/2017	Annual	1
213.021.358-80	Engineer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Gilberto Frussa	10/20/1966	A Board of Officers’ member only	04/27/2017	Annual	1
127.235.568-32	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer
Sergio Mychkis Goldstein	11/12/1977	A Board of Officers’ member only	04/27/2017	Annual	1
282.310.718-57	Lawyer	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		Officer

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at the Issuer		Description of other position/ function
Eduardo Mazzilli de Vassimon	10/07/1958	A Board of Officers’ member only	04/27/2017	Annual	5
033.540.748-09	Administrator	19 - Other officers	06/01/2017	No	0.00%
Not applicable.		General Director
Fábio Colletti Barbosa	10/03/1954	A Board of Directors’ member only	04/19/2017	Annual	2
771.733.258-20	Administrator	29 - Other Board members	06/01/2017	Yes	100%
Member of the Personnel Committee		Member of the Board of Directors
Member of the Appointments and Corporate		(independent director)
Governance Committee
Member of the Strategy Committee
Chairman of the Related Parties Committee
Gustavo Jorge Laboissière Loyola	12/19/1952	A Board of Directors’ member only	04/19/2017	Annual	9
101.942.071-53	Economist	29 - Other Board members	06/01/2017	Yes	100.00%
Chairman of the Audit Committee		Member of the Board of Directors
Member of Compensation Committee		(independent director)
Member of the Related Parties Committee
José Galló	09/11/1951	A Board of Directors’ member only	04/19/2017	Annual	1
032.767.670-15	Administrator	29 - Other Board members	06/01/2017	Yes	90.91%
Member of Personnel Committee		Member of the Board of Directors (independent director)
Pedro Luiz Bodin de Moraes	07/13/1956	A Board of Directors’ member only	04/19/2017	Annual	9
548.346.867-87	Economist	29 - Other Board members	06/01/2017	Yes	72.73%
Member of the Compensation Committee		Member of the Board of Directors
Member of the Capital and Risk Management Committee		(independent director)
Member of the Related Parties Committee

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayer’s Registry (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held or functions performed at
the Issuer		Description of other position/ function
Pedro Moreira Salles	10/20/1959	A Board of Directors’ member only	04/19/2017	Annual	9
551.222.567-72	Banker	29 - Other Board members	06/01/2017	Yes	100.00%
Member of the Strategy Committee		Chairman of the Board of Directors
Chairman of the Appointments and Corporate Governance		(non-executive director)
Committee
Chairman of the Personnel Committee
Chairman of the Compensation Committee
Ricardo Villela Marino	01/28/1974	A Board of Directors’ member only	04/19/2017	Annual	9
252.398.288-90	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Member of the Strategy Committee		Member of the Board of Directors (executive director)
Alfredo Egydio Setubal	09/01/1958	A Board of Directors’ member only	04/19/2017	Annual	9
014.414.218-07	Administrator	29 - Other Board members	06/01/2017	Yes	100%
Member of the Personnel Committee		Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee		(non-executive director)
Member of the Disclosure and Trading Committee

Candido Botelho Bracher		A Board of Directors’ member only	04/27/2017	Annual	9
039.690.188-38	12/05/1958	19 - Other Board Officers	06/01/2017	No	0.00%
Not applicable.	Administrator	Director-General
Roberto Egydio Setubal	10/13/1954	A Board of Directors’ member only	04/19/2017	Annual	9
007.738.228-52	Engineer	29 - Other Board members	06/01/2017	Yes	100%
Chairman of the Capital and Risk		Cochairman of the Board of Directors (non executive director)
Management Committee
Member of the Strategy Committee
Chairman of the Compensation Committee
Amos Genish	10/26/1960	A Board of Directors’ member only	04/19/2017	Annual	0
009.194.169-50	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Compensation Committee		Member of the Board of Directors (executive director)
Geraldo José Carbone	08/02/1956	A Board of Directors’ member only	04/19/2017	Annual	0
952.589.818-00	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Capital and Risk Management Committee.		Member of the Board of Directors (non-executive director)
Member of the Appointments and Corporate Governance Committee.
João Moreira Salles	04/11/1981	A Board of Directors’ member only	04/19/2017	Annual	0
295.520.008-58	Economist	29 - Other Board members	06/01/2017	Yes	0.00%
Member of the Strategy Committee.		Member of the Board of Directors (executive director)
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/19/2017	Annual	1
031.077.288-53	Economist	40 – Fiscal Council (Effective) Nominated by the Controlling Stockholder	06/14/2017	Yes	100.00%
Not applicable.
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/19/2017	Annual	0
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder	06/01/2017	Yes	0.00%
Not applicable.
Eduardo Azevedo do Valle	05/24/1957	Fiscal Council	04/19/2017	Annual	1
598.809.967-04	Engineer	47 - Fiscal Council (Alternate) Nominated by the Preferred Stockholders	06/01/2017	No	0.00%
Not applicable.
Carlos Roberto de Albuquerque Sá	01/31/1950	Fiscal Council	04/19/2017	Annual	2
212.107.217-91	Economist	44 - Fiscal Council (Effective) Nominated by the Preferred Stockholders	06/01/2017	No	100.00%
Not applicable.

João Costa	08/10/1950	Fiscal Council	04/19/2017	Annual	8
476.511.728-68	Economist	46 - Fiscal Council (Alternate) Nominated by the Controlling Stockholder	06/01/2017	Yes	0.00%
Not applicable.
José Caruso Cruz Henriques	12/31/1947	Fiscal Council	04/19/2017	Annual	6
372.202.688-15 Not applicable.	Lawyer	43 - Chairman of Fiscal Council (Effective) Nominated by the Controlling Stockholder	06/14/2017	Yes	100.00%

Professional experience / Statement of any conviction / Independence criteria

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Vice-President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee since April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activities of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and PhD programs.

Main activity: Educational institution.

Brazilian Securities Commission (CVM): Commissioner from 2010 to 2012.

Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014

FEA-USP: full professor.

EAESP-FGV: professor from 2001 to 2002.

Manchester Business School: professor in 2005.

London School of Economics: visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001); Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risk from February 2008 to December 2011.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Officer since June 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

Financial Stability Institute of the BIS: did an internship when he took part in the development, and was a member of the teaching staff of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master’s degree in Business Administration, Finance Major from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Reinaldo Guerreiro – 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since June 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; member of the Strategy Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

IBGC - Instituto Brasileiro de Governança Corporativa: Member of the Board of Directors since 2009.

Main activity of the company: Associations for the defense of social rights.

FUSP - Fundação de Apoio a Universidade de São Paulo (Foundation for the Support to Universidade de São Paulo): Member of the Fiscal Council (from 2004 to 2016).

Main activity of the company: Higher education – graduate and extensions courses.

Cia. de Saneamento Básico do Estado de São Paulo - SABESP: Member of the Board of Directors since 2007; independent member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Fipecafi - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute for Accounting, Actuarial and Financial Research Foundation): Permanent member of the Board of Trustees and Research Officer.

Main activity of the company: Higher education – undergraduate and graduate courses.

(FEA-USP) School of Economics, Business Administration and Accounting from Universidade de São Paulo: Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014).

Main activity of the company: Higher education – undergraduate and graduate courses.

Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting from Universidade de São Paulo (FEAUSP) (1977); Master’s degree in Accounting from FEA-USP (1985); PhD in Comptrollership from FEA-USP (1990); Post-Doctoral degree in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles – 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017. Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 and 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brasil: Chief Economist (from 2003 to 2005).

Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007); Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone – 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Board of Directors from August 2006 to April 2008; Member of the Capital and Risk Management Committee and Appointments and Corporate Governance Committee since May, 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011.

Main activity of the company: Life insurance

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

He held management positions in the Sindicato Nacional das Empresas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Tatiana Grecco – 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the Private, Corporate and Institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendence of Technical Reserves and Senior Portfolios Manager from October 2001 to December 2008, in the Itaú Asset Management area – Superintendence of Technical Reserves, responsible for the technical reserve management desk of insurance, capitalization companies and public and private pension plan entities of the Itaú Conglomerate. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Civil Constuction Technology from UNESP - Universidade Estadual Paulista Julio de Mesquita Filho in 1995; Post-graduation degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School – SP in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas - SP in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Matias Granata - 228.724.568-56

Itaú Unibanco Holding S.A.: Officer since July 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014; Senior Manager for Market Risk from October 2010 to April 2014; Senior Manager for Operational Risk from March 2009 to October 2010; Senior Treasury Trader – Proprietary Desk São Paulo from August 2007 to March 2009; Senior Treasury Trader – Proprietary Desk London from August 2004 to August 2007; Treasury Trader – Proprietary Desk, São Paulo from April 2003 to August 2004; Senior Economic Research Economist from May 2002 to April 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Master of Arts – International Economic Policy. University of Warwick, UK. British Chevening Scholarship (2000-2001); Master’s degree in Economics from Universidad Torcuato Di Tella (UTDT), Argentina. (1998-2000), and Graduation Course in Economics at the Universidad de Buenos Aires (UBA), Argentina (1992-1997).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since April 2012; he previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2016.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014; and Officer since January 2014.

Main activity of the company: Lease operations.

Academic background: Bachelor’s degree in Communication from Fundação Armando Álvares Penteado – FAAP in 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Domestic Corporate Legal Matters and Corporate Governance, Corporate Paralegal Matters, Legal Matters – Contracts, Equity, Marketing, and Third Sector, and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and assessment of the main legal matters regarding these units).

Main activities of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: He acted in the areas of Corporate Law and Contracts Law from August 1998 to February 2005. Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from Law School of the Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica of São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio

União de Bancos Brasileiros S.A. He joined the bank in January 2001, working as a lawyer until June 2003, being responsible for the wholesale bank’s legal consulting area, particularly structured operations and real estate loans. From June 2003 to June 2008, he acted as Legal Manager, being responsible for the wholesale bank’s legal area, particularly structured operations, real estate loans, foreign exchange, derivatives and Project financing, retail legal consulting and administrative and investigative proceedings, including a consumer protection body. From June 2008 to October 2009, he acted as Legal Superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, he acted as Legal Superintendent in the period from December 2009 to March 2011, being responsible for Retail Legal Consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service bank with commercial portfolio

Academic background: Bachelor’s degree in Law from the Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca – Spain, in 2006, and PhD in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

PricewaterhouseCoopers – São Paulo/SP: Partner from 1996 to 2015, and he was the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers – Brasília/DF: Partner from 2001 to 2008, and in the period from 2004 to 2008, he was also the leading partner of the government services area of PwC Brasil, and from 1997 to 2008, he was the leading partner of the banking area of PwC Brasil.

He was the coordinator of the financial institution training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degrees in Accounting from Universidade São Judas Tadeu – São Paulo and in Economics from Universidade Mackenzie – São Paulo.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting at Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: Director-General since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from November 2008 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Vice-President from April 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica of Rio de Janeiro, where he specialized in mathematical models. He also attended the Owner / President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 and Director-General from July 2015 to April 2017. Member of the Personnel Committee and the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: he joined Itaú Unibanco S.A. in July 2003, assuming positions in the Internal Audit Department. Since 2008, he is responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. He was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Ernest & Young Auditores Independentes: from May 2001 to June 2003.

Main activity of the company: Consulting services.

Banco Bandeirantes: from 1992 to 2001, responsible for IT audit and operational process.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriça in December 2000. Postgraduate degree in Audit and Consulting in Information Security from FASP – Faculdades Associadas de São Paulo in December 2001. In 2004, he obtained the CISA certification issued by ISACA. MBA in Internal Auditing from FIPECAFI in 2008.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Hiroyuki Miyaki - 159.822.728-92

Itaú Unibanco Holding S.A.: Officer since August 2011.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Officer from August 2010 to August 2011, responsible for the internal audit activities since May 2010. He was as Compliance Manager and Officer in the Money Laundering Prevention program of Itaú Unibanco S.A. (1996 to 2003). He was the manager responsible for the Internal Audit Department of our Asset Management and Treasury units (2003 to 2004). He was also the manager of our Internal Audit, Capital Markets, Insurance and Securities units (2005 to 2010).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since June 2017.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Civil Engineering from Universidade de São Paulo in 1994, with specialization in Sanitation from the Federal University of Gundai, Japan, completed in 1996, and specialization in Business Administration from CEAG at Fundação Getúlio Vargas, completed in July 1998. In May 2003, he obtained a MBA in Finance and International Business from Leonard Stern School of Business – New York University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and Chief Executive Officer since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015.

Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010.

Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING in Brazil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002.

Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acted as Finance Officer concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer and Manager of the Operations area from 2008 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2016 to June 2017.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: from 1995 to 2008.

Management in the areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/ initiatives. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro, MBA from Fundação D. Cabral, and extension course in Banking Management from the Swiss Finance Institute.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Managing Vice-President since December 2016 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since December 2011; Officer from April 2009 to December 2011. He joined Unibanco in 1998. Main activity of the company: Multiple-service banking, with commercial portfolio.

Educational Background: Bachelor’s degree in Production Engineering from the Polytechnic School of the Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: NO.

Atilio Luiz Magila Albiero Junior - 213.021.358-80

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since June 2015.

Financial Planning Superintendent from March 2011 to May 2014, mainly involved in budgeting, closing of monthly results, generation of P&L in several levels, Retail Planning Superintendent from May 2008 to February 2011, mainly involved in budgeting, capacity models, AGIR of the operational and projects area, Company Products Superintendent from January 2007 to April 2008, responsible for the Companies and Cash Management electronic channels; Company Products manager from May 2002 to December 2006; Company Products Analyst from January 2000 to April 2002; Intern from September 1999 to December 1999. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree from Electronic Engineering from Instituto Tecnológico de Aeronáutica (ITA) from 1995 to 1999; Lato sensu post-graduation degree in Business Administration from Fundação Getúlio Vargas – EAESP from 2000 to 2002; MBA majoring in Finance from Massachusetts Institute of Technology (MIT) from 2004 to 2006.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017.

Main activity of the company: Lease operations.

Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014. From 1989 to 1993, Mr. Frussa acted as a lawyer and legal manager. Since 1993 he has acted as a Legal Manager and Legal Coordinator. Main activity of the company: Multiple-service banking, with commercial portfolio.

Partner of Carvalho Pinto, Monteiro de Barros, Frussa e Bohlsen – Advogados law firm.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015;

General Legal Manager under the Director-General of Wholesale from December 2000 to November 2015, responsible for the Wholesale Legal Department, acting in the following legal business lines/areas:

(i)	Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations;
(ii)	Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private, and investors segments;
(iii)	Wealth Management Services: coordinating the performance of the service to asset management operations of the Itaú Group, of the Private Banking, and custody, management and own and third parties’ fund management activities;
(iv)	Mandatory funds and onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded;
(v)	Debt restructuring: coordinating the performance of the service to debt restructuring demands in corporate and middle-market segments, basically acting in restructuring of contracts – out of court;
(vi)	Cross border loans/F/X: coordinating the performance of services to demands for granting foreign and cross border loans;
(vii)	High volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations. Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC) of São Paulo (SP) in 2000 and Master’s degree in Banking and Finance from the Boston University School of Law, Boston (MA) in 2004.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Mazzilli de Vassimon - 033.540.748-09

Itaú Unibanco Holding S.A.: General Director since December 2016; Vice-President from April 2015 to December 2016; Executive Officer from March 2013 to April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since December 2016, he was the Foreign Exchange General Manager from 1980 to 1990, and in March 2013 he became Managing Vice -President from March 2013 to December 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: CEO since December 2016; Member of the Board of Directors from November 2004 to April 2015, and Vice-Chairman from November 2004 to December 2008, in charge of the following departments: international, financial institutions, products, customer service and treasury.

Main activity of the company: Multiple-service banking, with investment portfolio.

Banco Itaú BMG Consignado S.A.: Member of the Board of Directors from May 2013 to December 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since February 2013 to April 2017.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from April 2015 to June 2017.

Main activity of the company: Lease operations

Banco BBA-Creditanstalt S.A.: Deputy Foreign Exchange Officer from 1990 to 1991; International Department Officer from 1992 to 2003.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degrees in Economics from School of Economics of USP in 1980; in Business Administration from Fundação Getúlio Vargas in 1980; Post-graduation degree from EAESP/FGV in 1982. École dês Hautes Études Commerciales – France in 1982.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel Committee, Appointments and Corporate Governance Committee, and Strategy Committee since April 2015. Chairman of the Related Parties Committee since May 2017.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); President of the Audit Committee since June 2017; President of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee since July 2008; member of the Related Parties Committee since April 2013; and member of the Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors since April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010. Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008. Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of the Capital and Risk Management Committee since August 2009, and President of this Committee from April 2016 to May 2017; member of the Compensation Committee since February 2011, and member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic Background: Bachelor’s and master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since April 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and of the Personnel Committee since August 2009 and of the Compensation Committee from February 2011 to May 2017; Member of the Strategy Committee since 2009, acting as President from August 2009 to 2016; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008.

Main activity of the company: Multiple-service bank with commercial portfolio.

Unibanco Holdings S.A.: Vice-chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010.

Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degrees, magna cum laude in Economics and History from the University of California, Los Angeles, and he attended the International Relations program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: .: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; Director-General from July 2015 to April 2017; Vice-President from August 2005 to June 2015; member of the Board of Directors from February 2009 to April 2017 (executive director); member of the Personnel Committee from August 2009 to April 2015, member of the Capital and Risk Management Committee from June 2008 to April 2017, and member of the Strategy Committee from April 2015 to Abril 2017. Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from March 2013 to April 2015; Chief Executive Officer since August 2005; Vice-President from February 2003 to August 2005. Main activity of the company: Multiple-service banking, with investment portfolio.

BM&F Bovespa S.A.: member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate member of the Board of Directors from September 1999 to June 2005; member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer (1988 to 2003)

Main activity of the company: Multiple service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from Escola de Administração de Empresas de São Paulo of Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and of the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Member of Economic and Social Development Council of the Presidency of the Republic (CDES), since November 2016.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alkimar Ribeiro Moura - 031.077.288-53

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016, Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015.

Main activity of the company: Holding company.

Escola de Administração de Empresas de São Paulo (Business Administration School) of the Fundação Getúlio Vargas – São Paulo: Retired Economics Professor.

Main activity of the company: Educational institution.

BM&F Bovespa S.A.: Market Supervision: Independent member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco Nossa Caixa S.A.: Member of the Board of Directors from May 2006 to February 2007.

Main activity of the company: Multiple-service banking.

Telemar Participações S.A.: Member of the Board of Directors from May 2001 to January 2003.

Main activity of the company: Telecommunications.

Cia. Brasil de Seguros: Member of the Board of Directors from May 2001 to February 2003.

Main activity of the company: Insurance.

Banco Bandeirantes S.A.: Member of the Board of Directors from May 1999 to December 2000.

Main activity of the company: Multiple-service banking.

Banco do Brasil S.A.: Chairman of the Investment Banking from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003. Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Officer from February 1994 to February 1996; Public Debt and Open Market Transactions Officer from January 1987 to January 1988.

Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963. Master of Arts from University of California, Berkeley, in 1966, PhD in Applied Economics from Stanford University, California in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since April 2016.

Main activity of the company: Holding company.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and high-pressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: member of the Board of Directors from February 2008 to March 2010. Main activity of the company: Port and maritime support activities.

Abitam – Associação Bras. Ind. de Tubos de Aços Metálicos: Officer from May 2010 to December 2012. Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: Executive Officer from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Academic background: Bachelor's degree in Business Administration from UERJ in 1980; Bachelor's degree in Electric Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000, and postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Instituto Brasileiro de Petróleo - IBP in 2010.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Roberto de Albuquerque Sá - 212.107.217-91

Itaú Unibanco Holding S.A.: Effective member of the Fiscal Council since April 2016; Alternate member of the Fiscal Council from April 2015 to April 2016.

Main activity of the company: Holding company.

Castrol do Brasil Ltda.: Financial Officer from March 1991 to December 1994.

Main activity of the company: Production of basic petrochemical products.

Schlumberger Serviços de Petróleo Ltda.: Controller from March 1986 to December 1988.

Main activity of the company: Supporting activities for oil and natural gas extraction.

Det Norske Veritas: Financial Manager from March 1979 to December 1981.

Main activity of the company: Engineering services.

KPMG Auditores Independentes: Officer from March 2003 to December 2010.

Main activity of the company: Accounting and tax audit and consulting services.

Marfrig S.A.: Alternate member of the Fiscal Council from March 2011 to October 2012.

Main activity of the company: Consulting on business management, except specific technical consultancy.

Net Serviços de Comunicação S.A.: Risk Officer from March 1999 to December 2002.

Main activity of the company: Pay TV operators.

Sobremetal: Administrative and Financial Officer from March 1995 to December 1998.

Main activity of the company: Steel and iron industry.

Academic background: Bachelor’s degree in Economics from Candido Mendes, in 1973. Bachelor’s degree in Accounting from Moraes Júnior, in 1981, post-graduation degree in Finance from PUC/RJ, in 1995.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Fiscal Council since April 2009. Main activity of the company: Holding company.

FEBRABAN Brazilian Federation of Bank Associations, FENABAN Brazilian Federation of Banks, IBCB Brazilian Institute of Banking Science and State of São Paulo Bank Association: Effective member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. He attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate member of the Fiscal Council since August 2011, and he became an effective member on May 3, 2016, acting as its Chairman since June 2017 Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003. Main activity of the company: Lease company.

Banco Itauleasing S.A.: member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo (SP) in 1971; post-graduation degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Antonio Francisco de Lima Neto	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	100.00%
231.877.943-00			06/13/1965	06/05/2017	2
Not applicable.
Diego Fresco Gutierrez	Audit Committee	Committee member(effective)	Accountant	04/27/2017	Annual	100.00%
214.970.328-90			01/24/1970	06/05/2017	4
Not applicable.
Geraldo Travaglia Filho	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
573.620.338-34			05/26/1951	06/05/2017	5
Not applicable.
Gustavo Jorge Laboissière Loyola	Audit Committee	Chairman of the Committee	Economist	04/27/2017	Annual	0.00%
101.942.071-53				06/05/2017	0
Member of the Board of Directors			12/19/1952
Member of the Related Parties Committee
Member of Compensation Committee
Maria Helena dos Santos Fernandes de Santana	Audit Committee	Committee member(effective)	Economist	04/27/2017	Annual	91.89%
036.221.618-50			06/23/1959	06/05/2017	3
Not applicable.
Rogério Paulo Calderón Peres	Audit Committee	Committee member(effective)	Administrator	04/27/2017	Annual	100.00%
035.248.608-26			02/02/1962	06/05/2017	1
Not applicable.
Gustavo Jorge Laboissière Loyola	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
101.942.071-53			12/19/1952	05/25/2017	1
Member of the Board of Directors
Chairman of Audit Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Member of the Related Parties Committee
Israel Vainboim	Compensation Committee	Committee member(effective)	Engineer	05/25/2017	Annual	100.00%
090.997.197-87			06/01/1944	05/25/2017	2
Not applicable.
Pedro Luiz Bodin de Moraes	Compensation Committee	Committee member(effective)	Economist	05/25/2017	Annual	100.00%
548.346.867-87			07/13/1956	05/25/2017	7
Member of the Capital and Risk Management Committee

Member of the Board of Directors

Member of the Related Parties Committee
Pedro Moreira Salles	Compensation Committee	Committee member(effective)	Banker	05/25/2017	Annual	100.00%
551.222.567-72			10/20/1959	05/25/2017	7
Member of the Strategy Committee

Chairman of the Appointments and Corporate Governance Committee
Co-chairman of the Board of Directors

Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
Roberto Egydio Setubal	Compensation Committee	Chairman of the Committee	Engineer	05/25/2017	Annual	0.00%
007.738.228-52			10/13/1954	05/25/2017	0

Co-chairman of the Board of Directors

Chairman of Capital and Risk Management Committee

Member of the Strategy Committee
Alexsandro Broedel Lopes	Other committees	Committee member(effective)	Accountant	05/25/2017	Annual	25.00%
031.212.717-09	Disclosure and Trading Committee		10/05/1974	05/25/2017	4
Executive Officer
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	100.00%
014.414.218-07 Appointments and Corporate Governance Committee			09/01/1958	05/25/2017	8

Member of the Disclosure and Trading Committee

Member of the Personnel Committee
Member of the Board of Directors
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	75.00%

12.7/8 - Composition of committees

Name	Type of committee	Office held	Profession	Date of election	Term of office	Percentage of attendance at meetings
Individual Taxpayer’s Registry (CPF)	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/ functions performed at the issuer
014.414.218-07			09/01/1958	05/25/2017	9
Disclosure and Trading Committee
Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee
Member of the Personnel Committee
Alfredo Egydio Setubal	Other committees	Committee member(effective)	Administrator	05/25/2017	Annual	100.00%
014.414.218-07	Personnel Committee		09/01/1958	05/25/2017	2

Member of the Appointments and Corporate Governance Committee
Member of the Disclosure and Trading Committee
Member of the Board of Directors
Álvaro Felipe Rizzi Rodrigues	Other Committees	Member of the Committee	Lawyer	05/25/2017	Annual	100.00%
166.644.028-07	Disclosure and	(Effective)	03/28/1977	05/25/2017	3
Officer	Trading Committee
Amos Genish	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
009.194.169-50	Personnel Committee	(Effective)	10/26/1960	05/25/2017	0

Member of the Board of Directors
Caio Ibrahim David	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
101.398.578-85	Disclosure and	(Effective)	01/10/1968	05/25/2017	7
Director Vice-President	Trading Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/functions performed at the issuer

Carlos Henrique Donegá Aidar	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
076.630.558-96	Disclosure and	(Effective)	10/19/1965	05/25/2017	3
Not Applicable	Trading Committee

Fábio Colletti Barbosa	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Personnel Committee		10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Appointments and Corporate Governance Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Appointments and Corporate Governance Committee	(Effective)	10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Strategy Committee
Member of the Board of Directors
Fábio Colletti Barbosa	Other Committees	Member of the Committee	Administrator	05/25/2017	Annual	100.00%
771.733.258-20	Strategy Committee	(Effective)	10/03/1954	05/25/2017	2
Chairman of the Related Parties Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors

12.7/8 - Composition of committees

Fábio Colletti Barbosa	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	0.00%
771.733.258-20	Related Parties Committee		10/03/1954	05/25/2017	0
Member of the Strategy Committee
Member of the Personnel Committee
Member of the Appointments and Corporate Governance Committee
Member of the Board of Directors
Fernando Marsella Chacon Ruiz	Other Committees	Member of the Committee	Mathematician	05/25/2017	Annual	100.00%
030.086.348-93	Disclosure and	(Effective)	08/29/1965	05/25/2017	8
Not Applicable	Trading Committee
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
952.589.818-00	Capital and Risk	(Effective)	08/02/1956	05/25/2017	0
Member of the Board of Directors	Management Committee
Member of the Appointments and Corporate Governance Committee
Geraldo José Carbone	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
952.589.818-00	Appointments and Corporate	(Effective)	08/02/1956	05/25/2017	0
Member of the Board of Directors	Governance Committee
Member of the Capital and Risk Management Committee
João Moreira Salles	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
295.520.008-58	Strategy Committee	(Effective)	04/11/1981	05/25/2017	0

Member of the Board of Directors
Gustavo Jorge Laboissière Loyola	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
101.942.071-53	Related Parties Committee	(Effective)	12/19/1952	05/25/2017	4
Member of the Board of Directors
Member of the Compensation Committee
Chairman of the Audit Committee

12.7/8 - Composition of committees

Leila Cristiane Barboza Braga de Melo	Other Committees	Member of the Committee (Effective)	Lawyer	05/25/2017	Annual	50.00%
153.451.838-05	Disclosure and Trading		10/04/1971	05/25/2017	5
Executive Officer	Committee
José Galló	Other Committees	Member of the Committee (Effective)	Administrator	05/25/2017	Annual	66.67%
032.767.670-15			09/11/1951	05/25/2017	1
Member of Board of Directors	Personnel Committee
Marcelo Kopel	Other Committees	Chairman of the Committee	Administrator	05/25/2017	Annual	100.00%
059.369.658-13	Disclosure and		11/05/1964	05/25/2017	3
Officer	Trading Committee

Investor Relations Officer
Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Appointments and Corporate Governance Committee	(Effective)	05/06/1956	05/25/2017	0
Member of the Board of Directors
Member of the Personnel Committee
Marco Ambrogio Crespi Bonomi	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	0.00%
700.536.698-00	Personnel Committee	(Effective)	05/06/1956	05/25/2017	0

Member of the Board of Directors
Member of the Appointments and Corporate Governance Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/functions performed at the issuer

Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
548.346.867-87 Capital and Risk Management Committee		(Effective)	07/13/1956	05/25/2017	8

Member of the Compensation Committee

Member of the Board of Directors

Member of the Related Parties Committee
Pedro Luiz Bodin de Moraes	Other Committees	Member of the Committee	Economist	05/25/2017	Annual	100.00%
548.346.867-87	Related Parties Committee	(Effective)	07/13/1956	05/25/2017	4
Member of the Compensation Committee

Chairman of the Capital and Risk Management Committee

Member of the Board of Directors
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Strategy Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance Committee
Co-Chairman of the Board of Directors
Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/functions performed at the issuer
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Personnel Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Appointments and Corporate Governance
Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee
Pedro Moreira Salles	Other Committees	Chairman of the Committee	Banker	05/25/2017	Annual	100.00%
551.222.567-72	Appointments and Corporate Governance Committee		10/20/1959	05/25/2017	8
Member of the Compensation Committee
Chairman of the Personnel Committee
Co-Chairman of the Board of Directors
Chairman of the Strategy Committee
Ricardo Villela Marino	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
252.398.288-90	Strategy Committee	(Effective)	01/28/1974	05/25/2017	7
Member of the Board of Directors
Roberto Egydio Setubal	Other Committees	Member of the Committee	Engineer	05/25/2017	Annual	100.00%
007.738.228-52	Strategy Committee	(Effective)	10/13/1954	05/25/2017	8
Chairman of the Capital and Risk Management Committee
Chairman of the Personnel Committee

12.7/8 - Composition of committees

Name	Type of committee	Position held	Profession	Date of election	Term of office	Percentage of attendance at meetings
CPF	Description of other committees	Description of other positions held	Date of birth	Date of investiture	Number of consecutive terms of office
Other positions held/functions performed at the issuer
Co-Chairman of the Board of Directors
Roberto Egydio Setubal	Other Committees	Chairman of the Committee	Engineer	05/25/2017	Annual	100.00%
007.738.228-52	Capital and Risk		10/13/1954	05/25/2017	8
Member of the Strategy Committee	Management Committee

Chairman of the Personnel
Committee

Co-Chairman of the Board of Directors

Professional experience / Statement of any conviction / Independence criteria

Antonio Francisco de Lima Neto - 231.877.943-00

Itaú Unibanco Holding S.A.: member of the Audit Committee since July 2015. Main activity of the company: Holding company. Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013. Main activity of the company: Multiple bank with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice-President of Retail and Distribution from July 2005 to December 2006; Vice-President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of the Tocantins from May 1999 to 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999. Main activity of the company: Multiple bank with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: member of the Board of Directors from 2007 to 2009;

FEBRABAN – Federação Brasileira de Bancos: member of the Board of Directors from 2006 to 2009;

BB Securities Limited: member of the Board of Directors from 2004 to 2005;

Brasilsaúde Companhia de Seguros: member of the Board of Directors from 2003 to 2005;

Companhia de Seguros Aliança do Brasil: member of the Board of Directors from 2001 to 2009;

BB Previdência – Fundo de Pensão Banco do Brasil: member of the Board of Directors from 2000 to 2007.

Academic Background: Master’s Degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for Directors (2014); Post Graduation (Lato Sensu) course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Graduated in Economic Sciences from Universidade Federal de Pernambuco (1996). Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: member of the Audit Committee (Financial Expert) since April 2014. Main activity of the company: Holding company.

Independent consultant for complex financial reporting matters, particularly for companies with shares registered both in Brazil and in the United States, since June 2013.

PricewaterhouseCoopers – São Paulo/SP: Partner Capital Markets Accounting Advisory Services from 2000 to June 2013. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: Assurance Senior Manager from 1998 to 2000. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – National Technical Office, Stanford, United States: Senior Manager, tour at PwC technical office in the United States from 1997 to 1998. Main activity of the company: Accounting and tax consulting and audit.

PricewaterhouseCoopers – Montevideo/Uruguay: from trainee to Senior Manager from 1990 to 1997. Main activity of the company: Accounting and tax consulting and audit.

Academic Background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay, 1994; Certified Public Accountant - “CPA” in the United States for the State of Virginia since 2002 and graduated in the Course for Members of Boards of Directors in 2013 from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo Travaglia Filho - 573.620.338-34,

Itaú Unibanco Holding S.A.: Executive Officer from November 2008 to April 2009; Secretary of the Board of Directors from December 2010 to July 2012; Member of the Audit Committee since March 2013, and Chairman of this Committee since June 2014 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer from November 2008 to April 2009. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from November 2008 to January 2010. Main activity of the company: Multiple bank, with investment portfolio.

Redecard S.A.: Chief Financial Officer from May 2009 to April 2010. Main activity of the company: provider of means of payment services.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman from September 2004 to April 2009; Executive Officer from 1996 to 2004; Planning, Accounting and Control Officer from 1990 to 1994. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Business Administration from Universidade de São Paulo in 1979, with specialization in Banking Management from the Wharton School of the University of Pennsylvania in 1992.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2006 (independent director); Chairman of the Audit Committee since June 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; member of the Capital and Risk Management Committee from July 2008 to May 2017 and the Related Parties Committee since April 2013 and Compensation Committee since June 2016; member of the Fiscal Council from March 2003 to April 2006. Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002. Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003. Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998. Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: President from November 1992 to March 1993 and from June 1995 to November 1997 Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992. Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979. PhD in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: member of the Audit Committee since June 2014. Main activity of the company: Holding company.

Companhia Brasileira de Distribuição S.A.: member of the Board of Directors and Chairman of the Corporate Governance Committee since 2013. Main activity of the company: Retail business.

CPFL Energia S.A.: member of the Board of Directors between 2013 and 2015. Main activity of the company: Generation of renewable energy.

Totvs S.A.: Chairman of the Audit Committee from 2016 to 2017; member of the Board of Directors and Coordinator of the Audit Committee from 2013 to 2017. Main activity of the company: Communication and Technology.

IFRS Foundation: member of the Board of Trustees since January 2014. Main activity: Non-profit foundation.

Brazilian Securities Commission (CVM): Chairman from July 2007 to July 2012 and Officer from July 2006 to July 2007. Main activity of the company: General public administration.

São Paulo Stock Exchange – BOVESPA: From 1994 to 2006, where she initially worked in the Special Projects area ; between 2000 and 2006 she was the Executive Superintendent of Relations with Companies.

Instituto Brasileiro de Governança CorporativaI - IBGC : (Brazilian Institute of Corporate Governance: Vice-Chairman from 2004 to 2006 and Member of the Board of Directors since 2001. Main activity of the company: Social rights protection association.

International Association of Securities Commission - IOSCO – Chairman of the Executive Committee from 2010 to 2012 and Latin-American Roundtable on Corporate Governance (OECD / WB Group) as Member since 2000.

Bolsas y Mercados Espanoles – BME: Member of the Board of Directors since 2016.

Academic Background: Economist graduated in 1990 from the School of Economics and Business Administration (FEA) from Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres – 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Managing Vice-President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014. Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice-President from 2003 to 2006; Fosfertil, Ultrafertil and Fertifos: Member of the boards of directors; Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Active partner in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products divisions.

Educational Background: Bachelor’s degree in Business Administration from the Getúlio Vargas Foundation (State of Sao Paulo) and in Accounting from the Paulo Eiró Foundation (State of São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive M.B.A. from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and Investment Decision Course – Analyzes and Measures at the Getúlio Vargas Foundation (State of São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective – United States.

Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii - any conviction in an administrative proceeding of the CVM and the penalties applied; iii - any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him for the performance of any professional or commercial activity: no records.

Israel Vainboim - 090.997.197-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors from November 2008 to April 2015; Member of the Strategy and Disclosure Committee and Compensation and Corporate Governance Committee from June 2009 to April 2015; Non-management member of the Compensation Committee since April 2015. Main activity of the company: Holding company.

Unibanco - União de Bancos Brasileiros S.A.: Head of Backoffice of the Unibanco Group, from 1973 to 1977; Vice-President from 1978 to 1988; President from 1988 to August 1992; Member of the Board of Directors from 1988 to 2008.

Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Executive Officer from 1994 to 2007; Chairman of the Board of Directors from 2007 to 2009; Member of the Board of Directors from 1988 to 2009. Main activity of the company: Holding company.

Academic Background: Bachelor’s degree in Mechanical Engineering from Universidade Federal Rio de Janeiro (UFRJ); MBA from the University of Stanford.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: member of the Board of Directors since February 2009 (independent director); member of Capital and Risk Management Committee since August 2009, being the Chairman from April 2016 to May 2017; member of Compensation Committee since February 2011 e member of Related Parties Committee since April 2013. Main activity of the company: Holding company.

Unibanco – União de Banco Brasileiros S.A.: member of the Board of Directors from July 2003 to December 2008. Main activity of the company: Multiple bank with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992. Main activity of the company: Federal government agency.

Banco Nacional de Desenvolvimento Econômico e Social – BNDES (Brazilian Social and Economic Development Bank): Director from 1990 to 1991. Main activity of the company: Development bank.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple bank with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner since 2003. Main activity of the company: Holding company.

Academic Background: Bachelor’s and Master’s degrees in Economics from Pontifícia Universidade Católica of Rio de Janeiro (PUC-Rio). PhD in Economics from the Massachusetts Institute of Technology (MIT)

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since April 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Chairman of the Appointments and Corporate Governance Committee, and Personnel Committee since August 2009 and Compensation Committee since February 2011; Member of the Strategy Committee since April 2016, and President since August 2009; Executive Vice-President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice-Chairman of the Board of Directors from February 2010 to April 2012. Main activity of the company: Multiple bank, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Vice-Chairman of the Board of Directors and Chief Executive Officer from September 2004 to November 2008. Main activity of the company: Multiple bank with commercial portfolio.

Unibanco Holding S.A.: Vice-Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008. Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009. Main activity of the company: Insurance

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009. Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008; member of the Board of Directors from November 2008 to June 2015; Chief Executive Officer since 2015. Main activity of the company: Holding company.

IUPAR - Itaú Unibanco Participações S.A.: Chief Executive Officer since June 2015; member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012. Main activity of the company: Holding company.

Porto Seguro S.A.: Vice-Chairman of the Board of Directors from November 2009 to March 2012. Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors since March 2010. Main activity of the company: Communication and Technology.

FEBRABAN: Chairman of the Board of Directors from March 2017.

Academic Background: Bachelor’s degree, magna cum laude in Economics and History from the University of California, Los Angeles, and attended the International Relations program at Yale University and the OPM – Owner/President Management Program at Harvard University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel Lopes - 031.212.717-09

Itaú Unibanco Holding S.A.: Executive Officer since April 2015, and Officer from August 2012 to March 2015; member of the Disclosure and Trading Committee since October 2013, in addition to a management position in other subsidiaries of the Itaú Unibanco Conglomerate . Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015. Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Officer since June 2012.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since August 2012. Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master’s and PhD programs. Main activity: Educational institution.

Brazilian Securities Commission (CVM): Officer from 2010 to 2012. Main activity of the company: General public administration.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009. Main activity of the company: Law firm.

BM&F Bovespa S.A.: Member of the Audit Committee in 2012. Main activity of the company: Regulatory body.

CETIP S.A. - Mercados Organizados (CETIP S.A. – The Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors since May 2013. Main activity of the company: Organized over-the-counter markets managing company.

Accounting Standards Advisory Forum (ASAF) of the International Accounting Standards Board (IASB): member since 2010.

IRB Brasil Resseguros: member of the Board of Directors since 2015.

International Integrated Reporting Committee – IIRC: member since 2014.

FEA-USP: Full professor.

EAESP-FGV: Professor from 2001 to 2002.

Manchester Business School: Professor in 2005.

London School of Economics: Visiting professor.

Academic background: PhD in Accounting and Finance – Manchester Business School (2008); PhD in Controllership and Accounting from Universidade de São Paulo (USP) (2001);

Bachelor’s degree in Accounting (1997) from Universidade de São Paulo (USP); and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: member of the Board of Directors since June 2007 (non-executive director); Managing Vice-President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; member of the

Appointments and Corporate Governance Committee since August 2009; member of the Capital and Risk Management Committee from April 2015 to May 2017; member of the Personnel Committee since April 2015 and of the Accounting Policies Committee from May 2008 to April 2009. Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Itaú Unibanco S.A.: Managing Vice-President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple bank with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice-Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and member of Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Associação Nacional dos Bancos de Investimentos – ANBID (National Association of Investment Banks): Vice-President from 1994 to August 2003 and President from August 2003 to August 2008;

Associação da Distribuidora de Valores – ADEVAL (Association of Broker-Dealers): member of the Advisory Board since 1993;

Associação Brasileira das Companhias Abertas – ABRASCA (Brazilian Association of Listed Capital Companies): member of the Management Board since 1999;

Instituto Brasileiro de Relações com Investidores – IBRI (Brazilian Institute of Investors Relations): member of the Board of Directors from 1999 to 2009 and Chairman of President of the Superior Guidance, Nomination and Ethics Committee since 2009;

São Paulo Museum of Modern Art – MAM: Financial Officer since 1992.

Academic Background: Bachelor’s degree in 1980 and postgraduate degree in Business Administration from Fundação Getúlio Vargas, with specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; member of Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, acting in the Coordination and Supervision of M&A (Mergers and Acquisitions) Legal Matters, Corporate Legal Matters, Corporate Paralegal Matters, Antitrust Legal Matters and International Legal Matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units and for the follow up and evaluation of the main legal matters regarding these units), and Legal Matters – Retail (responsible for legal matters related to products and services of the retail banking and insurance segments).

Main activity of the company: Multiple bank with commercial portfolio.

Tozzini Freire Lawyers: He acted in the areas of corporate law and contract law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic Background:

Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999. Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001 and Master’s degree (“Master at Laws” – LL.M.) from Columbia University School of Law New York – NY in 2004.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Director Vice-President since January 2017; Executive Officer from June 2010 to April 2015; member of Disclosure and Trading Committee since July 2010. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Vice-President since July 2013; Executive Officer from August 2010 to July 2013; responsible for the Finance Area. He joined the group in 1987 as a trainee, working in the controllership, and market and liquidity risk control areas

Main activity of the company: Multiple bank with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors since April 2012 and Managing Vice-President from October 2010 to April 2013.

Main activity of the Company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since July 2010. Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015. Main activity of the company: Holding company.

Redecard S.A.: Vice-Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012. Main activity of the company: Provider of means of payment services.

Academic Background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990), with post graduation in Economics and Finance (1992 to 1993) from Universidade de São Paulo and Master’s degree in Controllership also from Universidade de São Paulo (1994 to 1997) and MBA from the New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2008. In December 1986, he joined the staff of this financial institution, and over his career, his main assignments were: preparation of the consolidated budget of distribution channels and products; estimates of the main financial variables, such as volumes of loans, spreads, fees and costs; studies of economic feasibility related to new business; management of the controllership’s main support system by validating data, accounting consistency, financial calculation modeling and production of monthly databases to determine results; monitoring of treasury results, development of result analyses, asset and liquidity management instruments. Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Economic Sciences from Faculdade de Ciências Econômicas de São Paulo of Fundação Escola de Comércio Álvares Penteado, in 1986. Post graduation in Finance from Universidade de São Paulo in 1994.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: member of the Board of Directors since July 2015 (independent director); a member of the Personnel, Appointments and Corporate Governance, and Strategy committees since April 2015. Chairman of the Related Parts since May 2017.

Main activity of the company: Holding company.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: CEO from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper - Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board member since 2011.

Instituto Empreender Endeavor: Board member since 2008.

Almar Participações S.A.: Board member since 2013.

Vox Capital – Investimentos: Member of the Advisory Council since 2012.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from School of Economics of Fundação Getúlio Vargas of São Paulo, and Master’s degree in Business Administration from Institute for Management Development, of Lausanne.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Fernando Marsella Chacon Ruiz - 030.086.348-93

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2009. Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since September 2008 and Managing Officer from January 2007 to September 2008. Main activity of the company: Multiple bank with commercial portfolio.

Banco Itauleasing S.A.: Officer from November 2008 to April 2009.

Main activity of the company: Multiple bank with commercial portfolio.

Academic Background: Bachelor’s degree in Mathematics from Pontifícia Universidade Católica de São Paulo - PUC-SP in 1986. Extension course in Technology (Specialization) and Financial Administration in 1986.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone - 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee, and of the Appointments and Corporate Governance Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Executive Vice-President from April 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Executive Vice-President from April 2009 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Executive Vice-President from March 2009 to March 2011. Main activity of the company: Life insurance.

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Consulting on business management, except specific technical consultancy.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011. Main activity of the company: Holding company of non-financial institutions.

Bank Boston: President from July 1997 to August 2006; Vice-President of the Asset Management Division from 1994 to 1997; Director of the Department of Economics and Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio. Bunge y Born: Chief Economist from 1982 to 1987.

Education background: Bachelor´s degree in Economics from Universidade de São Paulo in 1978.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; Member of the Strategy Committee since May 2017. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Iupar - Itaú Unibanco Participações S.A.: Member of the Board of Directors since 2015. Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013 he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and member of the Investment (CO-CIO), Risk and Operations committees; member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; member of the Investment Committee since 2013; member of the Board of Directors of investee Parnaíba Gás Natural from 2014 and 2017.

Main activity of the company: Consulting on business management

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Education background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree from Columbia University, GSAS, NY, USA (2007);

Master's degree in Finance from Columbia University, GSB, NY, USA (2009); and PhD in Economics from Universidade de São Paulo, FEA, SP, Brazil (2012).

José Galló – 032.767.670-15

Itaú Unibanco Holding S.A.: member of the Board of Directors since April 2016 (independent director) and member of Personnel Committee since June 2016. Main activity of the company: Holding company.

Lojas Renner S.A.: member of the Board of Directors since 1998, acting as the Chairman of that Board from 1999 to 2005; Chief Executive Officer from March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: CEO since December 2016.

Main activity of the company: Credit, financing and financial investment services.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Instituto Lojas Renner: member of the Board of Directors since June 2008.

Main activity of the company: Association activities.

IDV - Instituto para Desenvolvimento do Varejo: member of the Board of Directors since July 2004. Main activity of the company: Other professional association activities.

Câmara de Dirigentes Lojistas (Retail Managers Chamber) of Porto Alegre: Vice-Chairman since June 2004.

Main activity of the company: Organization of trade and business association activities.

Academic background: Bachelor's degree in Business Administration from Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; member of the Disclosure and Trading Committee since January 2012.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015, she is responsible for the Legal Area, which comprises Legal Matters - Litigation, Legal Matters – Retail, Legal Matters – Wholesale, and Institutional and International Legal Matters, and also the Ombudsman’s Office; Officer from February 2010 to March 2015. Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Director from October 2008 to April 2009. She joined Unibanco in 1997, acting in Unibanco’s Legal Advisory department in operations involving banking products, credit card, real estate and vehicle financing, and projects regarding mergers and acquisitions, corporate restructuring and capital markets, among others. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law, majoring in Corporate Finance and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), Fundamentals of Business Law - NYU - New York University.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marcelo Kopel - 059.369.658-13

Itaú Unibanco Holding S.A.: Officer since June 2014 and Investor Relations Officer since February 2015. Member of the Disclosure and Trading Committee since January 2014, acting as its Chairman since February 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors and CEO since April 2014.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and availability of funds.

Dibens Leasing S.A. - Arrendamento Mercantil: Officer since June 2014 and Chairman of the Board of Directors since April 2015. Main activity of the company: Lease operations.

Redecard S.A.: Executive Officer from May 2010 to July 2014.

Main activity of the company: Provider of means of payment services.

Banco Credicard S.A.: Officer from November 2004 to February 2010 and Member of the Board of Directors from February 2010 to April 2010. Main activity of the company: Multiple-service bank, without commercial portfolio.

Banco Citibank S.A.: Finance Officer from 2006 to 2010.

Main activity of the company: Commercial banking, with investment portfolio.

Banco ING no Brasil: Finance Officer from 1992 to 1998, and in Latin America from 1998 to 2002. Main activity of the company: Set up of a foreign company in Brazil.

Bank of America: Acting as Finance Officer, concurrently with the position of Operations Officer from 2002 to 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado - FAAP

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017; and Director-General from July 2015 to April 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director-General since April 2015; Vice-President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento (Brazilian Association of Credit, Financing and Investment Institutions): Vice-President since April 2004.

Academic background: Bachelor’s degree in Economics from FAAP - Fundação Armando Álvares Penteado-SP (1978), Financial Executive Advanced Course from Fundação Getúlio Vargas - FGV in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: : Member of the Board of Directors since June 2008 (Executive Director); member of the Personnel Committee from August 2009 to April 2015; member of the Capital and Risk Management Committee from June 2008 to April 2009 and member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Vice-President since August 2010; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate member of the Board of Directors since April 2011 and member of the Investment Policies Committee from August 2008 to April 2011. Main activity of the company: Holding company.

Duratex S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from Escola Politécnica of the Universidade de São Paulo (USP) in 1996, Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017. Vice-Chairman of the Board of Directors (executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017, Chairman of the International Advisory Board from March 2003 to April 2009; member of the Strategy Committee and the Personnel Committee since August 2009; member of the Capital and Risk Management Committee since June 2008; member of the Appointments and Compensation Committee from May 2006 to April 2009; and member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; Director-General from July 1990 to April 1994; member of the Board of Directors from May 1991 to March 2003. Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015. Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011. Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008. Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Vice-President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the Brazilian Federation of Banks (FENABAN) and Brazilian Federation of Bank Associations (FEBRABAN) from April 1997 to March 2001;

President of the Advisory Board of the Brazilian Federation of Bank Associations (FEBRABAN) since October 2008;

Member of the Board of the International Monetary Conference since 1994;

Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002;

Member of the Trilateral Commission and International Board of the New York Stock Exchange – NYSE since April 2000;

Member of the China Development Forum since 2010; Co-Chair of the WEF 2015 (World Economic Forum) since 2015.

Academic background: Bachelor’s degree in Production Engineering from Escola Politécnica of Universidade de São Paulo, in 1977, and a Master’s degree in Science Engineering from Stanford University, in 1979

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction, ii. any conviction in an administrative proceeding of the CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Amos Genish – 009.194.169-50

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent director); Member of the Personnel Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Telefônica Brasil S.A.: Chief Executive Officer (May 2015 to November 2016); member of the Board of Directors (May 2015 to January 2017).

Global Village Telecom S.A.: Chief Executive Officer (1999 to 2015).

Vivendi S.A.: Member of the Management Board (2011 to 2012).

Amos has a long experience in the High Technology and Telecommunications sectors. He was Chief Executive Officer of Edunetics Ltd. (1995 to 1996), a software systems company with shares traded on NASDAQ until 1996, when it was purchased by National Education Corporation.

He held management positions in the Sindicato Nacional das Empersas de Telefonia e de Serviço Social Móvel Celular e Pessoal - SINDITELEBRASIL (National Association of Telephone and Mobile Services Companies), Innoweb Ltda., POP Internet Ltda. and GVT Participações S.A.

Amos was a member of the founding team of GVT in 1999, leading the company at the time of the successful IPO control acquisition process by Vivendi in 2009.

Bachelor's degree in Economics and Accounting from Tel-Aviv University, Israel.

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. Any conviction in an administrative proceeding of the CVM and the punishments applied; iii. Any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his capacity and exemption in analysis and appreciation.

Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and Committees, we classify as politically exposed persons only Maria Helena dos Santos Fernandes de Santana.

Maria Helena dos Santos Fernandes de Santana held the position of President of the Brazilian Securities and Exchange Commission (CVM) between July 20, 2007 and July 14, 2012.

12.9 - The existence of marital relationship, stable union or kinship extended to relatives up to second degree related to Issuer’s management members, parent companies and subsidiaries

We present this information in item 12.13.

12.10 – Subordination, services provision or control relationships between management members and subsidiaries, parent companies and others

We present this information in item 12.13.

12.11. Describe the provision in any agreements, including insurance policies that provide for the payment or reimbursement of expenses incurred by management members arising from indemnity for damages caused to third parties or to the issuer, from penalties imposed by state agents, or from agreements intended to resolve administrative or legal proceedings due to the performance of their functions

The Issuer has a civil liability insurance policy in effect for Directors and Officers (D&O), aimed at indemnifying the management members of the Issuer and its subsidiaries, under the policy, in the event of attribution of personal, joint or subsidiary liability as a result of any lawsuit, administrative proceeding our arbitration proceedings, or due to disregarding of legal identity related to the activities of the issuer or its subsidiaries, as result of any written claim or civil lawsuit, administrative proceeding, or regulatory or arbitration procedure related to the noncompliance of laws and rules. Risks excluded from insurance are claims arising from wilful misconduct, or gross negligence equivalent to wilful misconduct practiced by a management member or any third party to the benefit of that member. The current policy establishes a maximum indemnity limit of one hundred and fifty million dollars (US$150,000,000.00), subject to specific sub-limits and deductibles for each item covered. The D&O insurance premiums paid in January 2017 and maturing in November 2017 amounted to seven million, four hundred seventy-three thousand, one hundred sixty-four reais, seventy-nine cents (R$7,473,164,79, including financial operations tax (IOF).

12.12. Inform whether the issuer follows any code of good corporate governance practices, indicating, if so, the code adopted and the corporate governance differentiated practices adopted due to it.

On August 15, 2011, the Issuer voluntarily adhered to the Abrasca Code of Self-Regulation and Good Practices for Listed Companies (“Abrasca Code”) and practices the rules and principles established in the Code, except for the rules described in the items below (in accordance with item 1.4 of the Abrasca Code):

a) regarding item 2.3.1, which establishes that the Board of Directors should be composed of at least five and at most 11 members, the Issuer clarifies that, in this case, a Board of Directors composed of 12 members is totally justifiable due to the variety, complexity and volume of its financial activities carried out in Brazil and abroad; and

b) regarding item 2.3.5, which establishes that it is advisable that members do not take part in more than five boards of directors, the Issuer clarifies that, in accordance with the Issuer’s Internal Regulations of the Board of Directors, members may only take part in at most four (4) boards of directors of companies that do not belong to the same economic conglomerate. However, this limit may be exceeded by approval of the Nomination and Corporate Governance Committee.

The Issuer is currently analyzing and implementing practices in connection with the Brazilian Code of Corporate Governance, which should be incorporated into the CVM regulation, in accordance with Public Hearing Notice SDM No. 10/16.

12.13 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEMS 12.5/6 AND 12.7/8

A - TOTAL MEETINGS HELD BY BODY:

Body	Number
Board of Directors	11
Fiscal Council	3
Audit Committee	191
Disclosure and Trading Committee	4
Strategy Committee	3
Capital and Risk Management Committee	4
Nomination and Corporate Governance Committee	6
Related Parties Committee	7
Personnel Committee	3
Compensation Committee	2

B - CONSECUTIVE TERMS OF OFFICE:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than 1 year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For members Carlos Roberto de Albuquerque Sá and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008, (b) inclusion of current terms of office.

C – MEETING ATTENDANCE PERCENTAGE:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors, Fiscal Council, Audit Committee and others Committees, the meetings held since the investiture date of the members until February 6, 2017 were considered, that is, the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for the members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of the members of the Disclosure and Trading Committee, the meetings held in the period from April 19, 2016 to January 24, 2017 were considered.

D – INDEPENDENCE CRITERION FOR MEMBERS OF THE AUDIT COMMITTEE:

All members of the Audit Committee are considered independent, in compliance with the applicable regulation and pursuant to the conditions set forth in the Audit Committee Regulation, and they cannot be, or have been, in the last twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) head technician, officer, manager, supervisor or any other member holding a management position in the team involved in the external audit work of Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a parent company of Itaú Unibanco or its affiliates ; or (vi) an individual holding a direct or indirect ownership interest exceeding ten per cent of voting capital of Itaú Unibanco or its affiliates.

E – ADDITIONAL INFORMATION

We present below the hierarchy flowchart of said Bodies:

12.13 — OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree

a) Issuer’s management members;

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries;

c) (i) Issuer’s management members or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies;

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies

a) Issuer’s management members: Alfredo Egydio Setubal (member of the Board of Directors) is the brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

b) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Ricardo Villela Marino (member of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors) together with his brothers Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors) together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

• The brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors) together with their brothers Paulo Setubal Neto and Ricardo Egydio Setubal, are in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors) together with his brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.

12.13 – OTHER RELEVANT INFORMATION - ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on subordination, services provision or control relationships maintained for the last three years, between the Issuer’s management members:

a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital;

b) Issuer’s direct or indirect parent group;

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people.

a)	Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, either directly or indirectly, total capital:

Management member Ricardo Villela Marino holds a management position in subsidiaries.

b)	Issuer’s direct or indirect parent group:

Management members Alfredo Egydio Setubal, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco.

c)	If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.13. OTHER RELEVANT INFORMATION OF ITEM 12.13

a) Regarding the meetings held in the three (3) past years, we inform:

Year	Type of Meeting	Date/Time	Quorum
2016	Annual and Extraordinary	04.27.2016 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
2016	Annual	09.14.2016 – 3:00 p.m.	more than 90% of common shares
2015	Annual	04.29.2015 – 3:00 p.m.	more than 90% of common shares and more than 20% of preferred shares
2015	Extraordinary	04.29.2015 – 3:05 p.m.	more than 90% of common shares and more than 4% of preferred shares
2015	Extraordinary	04.29.2015 – 3:10 p.m.	more than 90% of common shares and more than 4% of preferred shares
2014	Extraordinary	04.23.2014 – 3:00 p.m.	more than 90% of common shares and more than 5% of preferred shares
2014	Extraordinary	04.23.2014 – 3:05 p.m.	more than 90% of common shares and more than 5% of preferred shares
2014	Annual	04.23.2014 – 3:10 p.m.	more than 90% of common shares and more than 20% of preferred shares
2014	Extraordinary	04.23.2014 – 3:15 p.m.	more than 90% of common shares and more than 5% of preferred shares

b) Training in 2016

Executive Board:

			Total		Proposal for
Training	Audience	Frequency	trained	Adherence	2017
Risk Culture	Up to Members of the Board of Directors	Specific dates	82	95%	Continues in 2017
Executive Seminars	Superintendents and Officers	Annual	61	62%	Continues in 2017
Executive Education for Officers Program	Officers	Annual	13	13%	Continues in 2017
Management Dialogues Workshop	Officers	Specific dates	88	89%	Completed in 2016

Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

The Audit Committee does not have a pre-established training program, contracting training when a specific need is identified for the body or its members. Additionally, the Committee makes benchmark, for the topics under its responsibility and that it considers significant, including abroad, with other organizations or with the best practices identified by consultants.

In 2015, a training on regulatory, financial and tax environment abroad was conducted, as well as another one on risk culture, with benchmark for operating aspects of the Audit Committee and activities of the Internal Audit with financial entities and consulting companies in the United States of America. Also in 2015, the Audit Committee developed a program to introduce the Committee to new members.

As part of the self-evaluation of the Audit Committee’s performance, in 2016 we identified the convenience of periodically identify those topics that will be subject to training in a two-year period. Accordingly, at the meeting held in September 2016, the Audit Committee identified specific themes for training or benchmark purposes.

In 2016, the Committee provided all its members with specific training on regulatory themes - Volcker Rule Legislation and new regulations of the CVM for financial statements of investment funds.

Over 2017 and up to the date of this Reference Form, training sessions were provided to all members of the Audit Committee on the IFRS 9 – Financial Instruments, and on international standards related to Money-Laundering Prevention and Financing of Terrorism.

In 2015 and 2016, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets and corporate governance themes.

c) Relationship among the Audit Committee, the Executive Board, and the Chairman of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is permanently revised by the Audit Committee, which may change its meeting planning at any time.

Over 2015 and 2016, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk, regarding the monitoring of outcomes of the works carried out by the areas, as well as to monitor operations of Itaú CorpBanca in Chile and its branches.

Also in 2015 and 2016, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market Risk, Legal Ombudsman's Office and with the Ombudsman, and with those responsible for a number of business of Itaú

Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the North hemisphere (United States of America and Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Chief Executive Officer of Itaú Unibanco Holding S.A. and with the Chairman of the Board of Itaú Unibanco Holding S.A., in which the Audit Committee presents its findings and recommendations and monitors the progress of the recommendations previously submitted.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committed is linked to the Board of Directors of Itaú Unibanco Holding S.A. At least on a semiannual basis, the President of the Audit Committee submits to the Board of Directors the outcome of the work performed in the six-month period by the Audit Committee, as well as its recommendations, including on the financial statements, evaluation of the external auditor, internal auditor and the internal controls, compliance and operating risk area.

As from 2015, the Audit Committee reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors.

In 2016, the president of the Audit Committee submitted matters in four meetings (2015 – five meetings) of the Board of Directors. Additionally, since October 2016 the Audit Committee prepares on a monthly basis a summary of the most relevant topics discussed in the monthly meetings, which is provided electronically to the Board of Directors.

The Audit Committee meets annually with the members of the Fiscal Council of Itaú Unibanco Holding S.A., when the Audit Committee’s findings about the consolidated financial statements of Itaú Unibanco Holding S.A. for the year ended in December of each year are submitted there to.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

d) In 2016, as part of Itaú Unibanco’s Integrity and Ethics Program, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2017
Ethics e -learning course	Up to executive officers	Every three years	14.1% (launched in December 2016)	Continues in 2017
Prevention of corruption e-learning course	Up to executive officers	Every three years	83.5%	Continues in 2017
Prevention of corruption in-person training course	Up to superintendents of the areas more sensitive to corruption risk	Every three years	88%	Continues in 2017 (with a new training cycle)
Ethics workshop	Managers and coordinators	Specific dates	93%	Continues in 2017 for new managers and coordinators
Executive seminars	Superintendents and officers	Every three years	80%	New cycle in 2017
Adherence to the Code of Ethics (#) (#) preceded by a quiz to evaluate the knowledge about the Code of Ethics	Up to Board of Directors	Annual	98%	Unified term that comprises codes and conducts and corporate integrity policies

e) In 2016, the Internal Ombudsman’s Office received 1,141 reports related to interpersonal conflicts and conflicts of interest in the work environment involving the organization’s employees.

In order to guide and discipline any employees who shows conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting Documentation for the Meetings of the Board of Directors:

The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

ITEM 15. CONTROL AND ECONOMIC GROUP

15.1. Identify the stockholder or group of controlling stockholders, indicating for each one of them:

15.2. In a table, a list including the information below about stockholders or groups of stockholders that act jointly or represent the same interests, with an interest equal to or higher than 5% in the same class or type of shares, and that are not mentioned in item 15.1:

BASE DATE 10.21.2016

Itaú Unibanco Holding S.A.	EO	%	EP	%	Total	%
IUPAR - Itaú Unibanco Participações S.A.	1,709,389,603	51.00000	-	-	1,709,389,603	25.969458
Nationality: Brazilian
CNPJ 04.676.564/0001-08
Itaúsa - Investimentos Itaú S.A.	1,295,937,718	38.66458	112,882	0.003494	1,296,050,600	19.689913
Nationality: Brazilian
CNPJ 61.532.644/0001-15
BlackRock, INC	-	-	233,283,398	7.221137	233,283,398	3.544098
Nationality: American
Treasury Shares	3,074	0.00009	57,700,333	1.786077	57,703,407	0.876644
Others	346,413,822	10.335330	2,939,466,713	90.989292	3,285,880,535	49.919887

Total	3,351,744,217	100.00000	3,230,563,326	100.000000	6,582,307,543	100.000000

BASE DATE SINCE 02.27.2009
IUPAR - Itaú Unibanco Participações S.A.	Common shares	%	Preferred shares	%	Total	%
Itaúsa - Investimentos Itaú S.A.	355,227,092	50.000000	350,942,273	100.000000	706,169,365	66.532101
Nationality: Brazilian
CNPJ 61.532.644/0001-15
Cia. E. Johnston de Participações	355,227,092	50.000000	-	-	355,227,092	33.467899
Nationality: Brazilian
CNPJ 04.679.283/0001-09

Total	710,454,184	100.000000	350,942,273	100.000000	1,061,396,457	100.000000

BASE DATE 04.29.2016
Companhia E. Johnston de Participações	Common shares	%	Preferred shares	%	Total	%
Fernando Roberto Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 002.938.068-53
João Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 667.197.397-00
Pedro Moreira Salles	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 551.222.567-72
Walther Moreira Salles Júnior	1,380	25.000000	2,760	25.000000	4,140	25.000000
Nationality: Brazilian
CPF 406.935.467-00
Total	5,520	100.000000	11,040	100.000000	16,560	100.000000

BASE DATE SINCE 06.30.2017
Itaúsa - Investimentos Itaú S.A.	Common shares	%	Preferred shares	%	Total	%
Companhia ESA	86,750,043	3.087544	25,439	0.000547	86,775,482	1.179803
Nationality: Brazilian
CNPJ 52.117.397/0001-08
Opportunity Asset Adm. de Recursos de Terceiros Ltda.	-	-	230,415,088	5.036201	230,415,088	3.112334
Nationality: Brazilian
CNPJ 05.395.883/0001-08
Fundação Itaú Social	324,052,504	11.458263	6,588,007	0.143995	330,640,511	4.466130
Nationality: Brazilian
CNPJ 59.573.030/0001-30
Fundação Petrobras de Seguridade Social - PETROS	431,172,693	15.000160	-	-	431,172,693	5.730174
Nationality: Brazilian
CNPJ 34.053.942/0001-50
O. E. Setubal S.A.	6	0.0000001	-	-	6	0.0000001
Nationality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	225,951,738	7.860684	147,158,174	3.164592	373,109,912	4.958535
Nationality: Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho	339,889,436	12.018245	186,801,616	4.082938	526,691,052	7.114285
Nationality: Brazilian
CPF 066.530.838-88

Ana Lúcia de Mattos Barreto Villela	339,889,412	12.018244	174,152,997	3.806476	514,042,409	6.943433
Nationality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	61,365,727	2.134866	37,161,345	0.799144	98,527,072	1.309399
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	61,417,138	2.136654	37,235,970	0.800748	98,653,108	1.311074
Nationality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	110,465,881	3.843021	25,304,251	0.544160	135,770,132	1.804350
Nationality: Brazilian
CPF 638.097.888-72

Carolina Marinho Lutz Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	1,952	0.000068	-	-	1,952	0.000026
Nationality: Brazilian
CPF 336.694.318-10
Maria Alice Setubal	60,056,616	2.089323	35,857,917	0.771114	95,914,533	1.274679
Nationality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 311.798.878-59

Guilherme Setubal Souza e Silva	2,053	0.000071	154,056	0.003313	156,109	0.002075
Nationality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	2,364	0.000082	612,356	0.013169	614,720	0.008169
Nationality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	97,781,981	3.401758	28,027,409	0.602721	125,809,390	1.671974
Nationality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 299.133.368-56

Camila Setubal Lenz Cesar	1,919	0.000068	1,915	0.000042	3,834	0.000052
Nationality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	1,956	0.000068	7,938	0.000171	9,894	0.000131
Nationality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	97,403,315	3.388585	29,373,250	0.631663	126,776,565	1.684828
Nationality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	1,952	0.000068		-	1,952	0.000026
Nationality: Brazilian
CPF 227.809.998-10

Paula Lucas Setubal	1,952	0.000068		-	1,952	0.000026
Nationality: Brazilian
CPF 295.243.528-69
José Luiz Egydio Setubal	88,979,467	3.095526	25,454,028	0.547381	114,433,495	1.520792
Nationality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	2,599,224	0.091907	79	0.000002	2,599,303	0.035110
Nationality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	2,645,654	0.092040	80	0.000002	2,645,734	0.035161
Nationality: Brazilian
CPF 348.338.808-73

Olavo Egydio Mutarelli Setubal	2,645,654	0.092040	80	0.000002	2,645,734	0.035161
Nationality: Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal	95,237,233	3.367520	26,698,667	0.583555	121,935,900	1.647050
Nationality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,919	0.000068	-	-	1,919	0.000026
Nationality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	1,952	0.000068	-	-	1,952	0.000026
Nationality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	96,912,236	3.3715501	27,926,668	0.600555	124,838,904	1.659077
Nationality: Brazilian
CPF 033.033.518-99

Marcelo Ribeiro do Valle Setubal	1,982	0.000069	46,745	0.001005	48,727	0.000648
Nationality: Brazilian
CPF 230.936.378-21
Rodrigo Ribeiro do Valle Setubal	1,982	0.000069	46,745	0.001005	48,727	0.000648
Nationality: Brazilian
CPF 230.936.298-02
Patricia Ribeiro do Valle Setubal	1,982	0.000069	46,746	0.001005	48,727	0.000648
Nationality: Brazilian
CPF 230.936.328-62
Tesouraria	-	-	-	-	0	-

Other	319,878,661	11.310674	3,563,720,990	77.892533	3,883,599,651	52.457763

Total	2,828,112,054	100.000000	4,575,176,570	100.000000	7,403,288,624	100.000000

BASE DATE SINCE 04.29.2016
Companhia ESA	Common shares	%	Total	%
O. E. Setubal S.A.	6	0.0000001	6	0.0000001
Nationality: Brazilian
CNPJ 61.074.456/0001-90
Rudric ITH S.A.	225,951,738	13,312252	225,951,738	13.312252
Nationality: Brazilian
CNPJ 67.569.061/0001-45
Alfredo Egydio Arruda Villela Filho	339,889,436	20.386888	339,889,436	20.386888
Nationality: Brazilian
CPF 066.530.838-88
Ana Lúcia de Mattos Barreto Villela	339,889,412	20.386885	339,889,412	20.386885
Nationality: Brazilian
CPF 066.530.828-06
Ricardo Villela Marino	61,365,727	3.615445	61,365,727	3.615445
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	61,417,138	3.618474	61,417,138	3.618474
Nationality: Brazilian
CPF 271.943.018-81
Paulo Setubal Neto	110,465,881	6.508247	110,465,881	6.508247
Nationality: Brazilian
CPF 638.097.888-72
Carolina Marinho Lutz Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 077.540.228-18
Julia Guidon Setubal	1,952	0.000068	1,952	0.000026
Nationality: Brazilian
CPF 336.694.358-08
Paulo Egydio Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 336.694.318-10

Maria Alice Setubal	60,056,616	3.538317	60,056,616	3.538317
Nationality: Brazilian
CPF 570.405.408-00
Fernando Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 311.798.878-59
Guilherme Setubal Souza e Silva	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 269.253.728-92
Tide Setubal Souza e Silva Nogueira	2,364	0.000139	2,364	0.000139
Nationality: Brazilian
CPF 296.682.978-81
Olavo Egydio Setubal Júnior	97,781,987	5.760958	97,781,981	5.760958
Nationality: Brazilian
CPF 006.447.048-29
Bruno Rizzo Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 299.133.368-56
Camila Setubal Lenz Cesar	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 350.572.098-41
Luiza Rizzo Setubal Kairalla	1,956	0.000068	1,919	0.000115
Nationality: Brazilian
CPF 323.461.948-40
Roberto Egydio Setubal	97,403,315	5.738648	97,403,315	5.738648
Nationality: Brazilian
CPF 007.738.228-52
Mariana Lucas Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 227.809.998-10
Paula Lucas Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 295.243.528-69

José Luiz Egydio Setubal	91,022,180	5.459595	91,022,180	5.459595
Nationality: Brazilian
CPF 011.785.508-18
Beatriz de Mattos Setubal da Fonseca	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 316.394.318-70
Gabriel de Mattos Setubal	1,392,224	0.083507	1,392,224	0.083507
Nationality: Brazilian
CPF 348.338.808-73
Olavo Egydio Mutarelli Setubal	2,645,654	0.155872	2,645,654	0.155872
Nationality: Brazilian
CPF 394.635.348-73
Alfredo Egydio Setubal	95,237,233	5.712419	95,237,233	5.712419
Nationality: Brazilian
CPF 014.414.218-07
Alfredo Egydio Nugent Setubal	1,919	0.000115	1,919	0.000115
Nationality: Brazilian
CPF 407.919.708-09
Marina Nugent Setubal	1,952	0.000115	1,952	0.000115
Nationality: Brazilian
CPF 384.422.518-80
Ricardo Egydio Setubal	96,912,236	5.709715	96,912,236	5.709715
Nationality: Brazilian
CPF 033.033.518-99
Marcelo Ribeiro do Valle Setubal	1,982	0.000117	1,982	0.000117
Nationality: Brazilian
CPF 230.936.378-21
Patricia Ribeiro do Valle Setubal	1,982	0.000117	1,982	0.000117
Nationality: Brazilian
CPF 230.936.328-62
Rodrigo Ribeiro do Valle Setubal	1,982	0.000117	1,982	0.000117
Nationality: Brazilian
CPF 230.936.298-02

Total	1,667,196,262	100.000000	1,667,196,262	100.000000

BASE DATE SINCE 04.30.2013
O. E. Setubal S.A.	Common shares	%	Total	%
Paulo Setubal Neto	100,000	14.285714	100,000	14.285715
Nationality: Brazilian
CPF 638.097.888-72
Maria Alice Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 570.405.408-00
Olavo Egydio Setubal Júnior	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 006.447.048-29
Roberto Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 007.738.228-52
José Luiz Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 011.785.508-18
Alfredo Egydio Setubal	100,000	14.285714	100,000	14.285714
Nationality: Brazilian
CPF 014.414.218-07
Ricardo Egydio Setubal	100,000	14.285714	100,000	14.285715
Nationality: Brazilian
CPF 033.033.518-99

Total	700,000	100.000000	700,000	100.000000

BASE DATE SINCE 05.30.2016
Rudric ITH S.A.	Common shares	%	Total	%
Maria de Lourdes Egydio Villela	1	0.0000002	1	0.0000002
Nationality: Brazilian
CPF 007.446.978-91
Ricardo Villela Marino	439,061,001	49.9999999	439,061,001	49.9999999
Nationality: Brazilian
CPF 252.398.288-90
Rodolfo Villela Marino	439,061,001	49.9999999	439,061,001	49.9999999
Nationality: Brazilian
CPF 271.943.018-81

Total	878,122,001	100.000000	878,122,001	100.000000

15.3 – Distribution of Capital

15.3. In a table, describe the general distribution of capital, as determined in the last annual general stockholders' meeting

a) number of individual shareholders

b) number of corporate shareholders (excluding the corporate shareholder that is an institutional investor.)

c) number of institutional investors

d) number of outstanding shares, by class and type

Date of last general meeting/ Date of last update	04.19.2017
Number of stockholders - individuals	108,853
Number of stockholders - companies	11,591
Number of institutional investors	1,039

Outstanding shares

Outstanding shares correspond to the Issuer's total shares, except for those held by the parent company, the people related to the latter, the Issuer's management members, and treasury shares.

Number of common shares (units)	317,859,006	9.483%
Number of preferred shares (units)	3,119,093,161	96.55%
Total	3,436,952,167	52.215%

Date: 06.30.2017

15.4. Please insert a flowchart of the stockholders of the issuer and the economic group in which the issuer is included, identifying:

a) all direct and indirect controlling stockholders, and, should the issuer wish, stockholders owning an interest equal to or higher than 5% in a class or type of shares

(1) Date: 06.30.2017.

Percentage do not include treasury shares

(* ) In addition to treasury shares, percentage do not include the interest held by controlling stockholders.

(2) Date: 12.31.2016.

Direct and indirect subsidiaries

a) Direct and indirect controlling stockholders

Direct controlling stockholders
Itaúsa - Investimentos Itaú S.A.
IUPAR - Itaú Unibanco
Participações S.A.
Indirect controlling stockholders
Alfredo Egydio Arruda Villela Filho
Alfredo Egydio Nugent Setubal
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Beatriz de Mattos Setubal da
Fonseca
Bruno Rizzo Setubal
Camila Setubal Lenz Cesar
Carolina Marinho Lutz Setubal
Cia. E.Johnston de Participações
Companhia ESA
Fernando Roberto Moreira Salles
Fernando Setubal Souza e Silva
Gabriel de Mattos Setubal
Guilherme Setubal Souza e Silva
João Moreira Salles
José Luiz Egydio Setubal
Julia Guidon Setubal
Luiza Rizzo Setubal Kairalla

Marcelo Ribeiro do Valle Setubal
Maria Alice Setubal
Maria de Lourdes Egydio Villela
Mariana Lucas Setubal
Marina Nugent Setubal
O.E. Setubal S.A.
Olavo Egydio Setubal Júnior
Olavo Egydio Mutarelli Setubal
Patrícia Ribeiro do Valle Setubal
Paula Lucas Setubal
Paulo Egydio Setubal
Paulo Setubal Neto
Pedro Moreira Salles
Ricardo Egydio Setubal
Ricardo Villela Marino
Roberto Egydio Setubal
Rodolfo Villela Marino
Rodrigo Ribeiro do Valle Setubal
Rudric ITH S.A.
Tide Setubal Souza e Silva
Nogueira
Walther Moreira Salles Júnior

b) Issuer's main subsidiary and affiliated companies

c) Issuer's ownership interest in the group's companies

d) Group companies' ownership interest in the Issuer

e) Main companies under common control

The table below refers to items "b" and "e" above:

In Brazil	Participation on voting capital (%)	Share Capital (%)	Subsidiary or affiliated
Itaú Unibanco S.A.	100.00	100.00	Subsidiary
Banco Itaú BBA S.A.	99.99	99.99	Subsidiary
Banco Itaucard S.A.	99.99	99.99	Subsidiary
Itaú Administração Previdenciária Ltda.	0.00	0.00	Subsidiary
Itaú BBA Participações S.A.	100.00	100.00	Subsidiary
Itaú Corretora de Valores S. A.	99.99	99.99	Subsidiary
Itaú Seguros S.A.	0.00	0.00	Subsidiary
IU Seguros S.A.	0.00	0.00	Subsidiary
ITB Holding Brasil Participações Ltda.	0.00	0.00	Subsidiary
Abroad
Itaú CorpBanca S.A.	22.45	22.45	Subsidiary
Itaú Chile Holdings, Inc.	100.00	100.00	Subsidiary
Banco Itaú Uruguay S.A.	100.00	100.00	Subsidiary
Bicsa Holdings, Ltd.	99.99	99.99	Subsidiary
OCA S.A.	100.00	100.00	Subsidiary
OCA Casa Financiera S.A.	100.00	100.00	Subsidiary
ACO Ltda.	99.24	99.24	Subsidiary
Topaz Holding Ltd.	0.00	0.00	Subsidiary

15.7. Describe the main corporate operations carried out in the group that have a significant effect for the issuer, such as takeovers, mergers, spin-offs, mergers of shares, sales and acquisitions of ownership interest, acquisitions and disposals of important assets, indicating, when the issuer or any of its subsidiaries or affiliates is involved (at the time of the annual presentation of the reference form, information should refer to the three past years. In case of presentation of the reference form due to a registration request for the distribution of securities, information should refer to the three past years and the current year).

a) event;

b) main business conditions;

c) companies involved;

d) effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members

e) corporate structure before and after the transaction;

f) mechanisms adopted to ensure equitable treatment among shareholders

For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$578 million, which represents 0.5% of the Issuer’s stockholders’ equity (R$115,590 million on December 31, 2016).

2017
XP Investimentos

Event	Acquisition of minority interest in XP Investimentos S.A. (“XP Holding”), the holding company that consolidates all investments of XP (“XP Group”, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (“XP Investimentos”).

Main conditions of the transaction	On May 11, 2017, Itaú Unibanco Holding S.A., through its subsidiary Itaú Unibanco S.A., entered into a Share Purchase Agreement with XP Controle Participações S.A (“XP Controle”), G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others (“Sellers”), to acquire 49.9% of the total share capital (representing 30.1% of voting shares) of XP Holding, by means of a capital increase in the amount of R$600 million and the acquisition of XP Holding’s shares held by the Sellers for R$5.7 billion, being such amounts subject to contractual adjustments (“First Acquisition”).

In addition to the First Acquisition, through which we will become a minority shareholder of XP Holding, we have committed to acquire (i) in 2020, an additional percentage of 12.5% which will result in a participation of 62.4% of the total share capital of XP Holding (representing 40.0% of voting shares) based in a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, another additional percentage of 12.5% which will entitled us to a participation of 74.9% of the total share capital of XP Holding (representing 49.9% of the voting shares) based on the fair market value of XP Holding at that time, and it is certain that XP Controle’s shareholders will maintain the control of XP Group, including XP Investimentos, and such shareholders will hold the majority of the voting shares.

Furthermore, we and some of the Sellers will execute, on the closing date of the First Acquisition, a shareholders’ agreement which will include, among others, provisions regarding (a) our rights as a minority shareholder of XP Holding; (b) our right to appoint 2 out of 7 members of the Board of Directors of XP Holding, so as to guarantee the aforementioned rights; and (c) the right of (i) XP Controle to exercise, as of 2024, a put option to sell 100% of its shares in XP Holding to Itaú Unibanco; and (ii) Itaú Unibanco to exercise, as of 2033, a call option to purchase 100% of XP Controle’s shares in XP Holding. In case of the exercise of any of these options, Itaú Unibanco will acquire the control and the total equity of XP Holding.

The consummation of the acquisitions mentioned above is subject to the fulfillment of certain conditions precedent, including applicable regulatory approvals.

Companies involved	Itaú Unibanco S.A., XP Investimentos S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There will be no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer, by means of its subsidiaries, will become the holder of 49.9% of the total capital stock (representing 30.1% of voting shares) of XP Holding.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

2016
Citibank

Event	Acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, asset management and insurance brokerage, as well as the equity investments held by Citibank in Tecban – Tecnologia Bancária S.A. (“Tecban”) (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (“Cibrasec”) (representing 3.60% of its capital).

Main conditions of the transaction	On October 8, 2016, Itaú Unibanco Holding S.A. (“IUH”) entered into, by means of its subsidiaries Itaú Unbanco S.A. and Itaú Corretora de Valores S.A., an Equity Interest Purchase Agreement with Banco Citibank S.A. and other companies of its conglomerate (“Citibank”) for acquisition of the retail activities carried out by Citibank in Brazil for R$710 million.

On the execution date, Citibank’s retail operations in Brazil (with 71 branches) had approximately 315,000 clients in the retail segment, approximately 1.1 million credit cards, and a loan portfolio of approximately R$ 6 billion; on the December 31, 2015 base date, it had approximately R$35 billion in deposits and managed assets. The estimated impact of this transaction on our Common Equity Tier I capital would be approximately 40 basis points (using Basel III methodologies).

In July 2017, the General Superintendence of the Administrative Council for Economic Defense (CADE) issued a favorable opinion on Itaú Unibanco’s acquisition of the Citibank’s retail business in Brazil by means of Itaú Unibanco executing an agreement with CADE that includes measures to improve competition in the banking sector. This opinion will be submitted to the CADE court. Additionally, certain approvals from BACEN are still pending.

Companies involved	Itaú Unibanco S.A., Itaú Corretora de Valores S.A., Banco Citibank S.A., Citibank, N.A., Citigroup Asia Pacific Holding LLC, Citigroup Global Markets Brasil Holding Inc. e Citibank N.A., Brazil Branch, as well as Citibank Leasing S.A. – Arrendamento Mercantil, Citibank Corretora de Seguros Ltda., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Tecban, and Cibrasec.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There will be no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer, by means of its subsidiaries, will become the holder of 100% of the shares of Citibank’s associates that will receive the retail operations, and up to 5.64% of the capital of Tecban and up to 3.60% of the capital of Cibrasec in addition to the current investment held by the Issuer, by means of its subsidiaries, in Tecban and Cibrasec.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it will have no effects on the equitable treatment of the Issuer’s stockholders.

BMG

Event	Acquisition of the ownership interest of Banco BMG S.A. (“BMG”) in Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”).

Main conditions of the transaction	On July 9, 2012, Itaú Unibanco entered into an Association Agreement with BMG aiming at the offering, distribution and sale of payroll loans in Brazil (the “BMG Association”). After obtaining the required regulatory approvals, Banco BMG is now the controlling stockholder of Itaú BMG Consignado.

On April 29, 2014, an agreement was entered into establishing the combination of the payroll loan business of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased and totally subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco S.A. became the holder of a 60% interest in the total and voting capital of Itaú BMG Consignado, and BMG became the holder of the remaining 40%.

On September 29, 2016, Itaú Unibanco entered into an agreement for the purchase and sale of shares with BMG by means of which it agreed to purchase the total interest held by BMG in Itaú BMG Consignado, corresponding to 40% of its total capital, for the approximate amount of R$1.28 billion.

In December 2016, after obtaining the required applicable regulatory approvals and complying with due conditions, we completed the acquisition of the total interest held by BMG in Itaú BMG Consignado S.A., corresponding to 40% of Itaú BMG Consignado’s total capital. We paid R$1.46 billion and became the holder of 100% of total capital.

We have maintained our position as the market leading institution among the banks in this segment. On December 31, 2016, our payroll loan portfolio totaled R$44.6 billion, including Itaú BMG Consignado’s operations.

Companies involved	BMG and Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco became the holder of 100% of Itaú BMG Consignado’s total and voting capital.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

2015

Recovery

Event	Acquisition of ownership interest in Recovery do Brasil Consultoria S.A. (“Recovery”).

Main conditions of the transaction	On December 31, 2015, we entered into a purchase and sale agreement and other covenants ("Agreement") with Banco BTG Pactual S.A. (“BTG”) through which we agreed to acquire 81.94% of ownership interest in Recovery’s capital, corresponding to BTG’s total interest in Recovery.

Together with the acquisition of the ownership interest in Recovery’s capital, Itaú Unibanco agreed, in the same transaction, to acquire approximately 70% of a portfolio of R$38 billion (face value) in credit rights related to recovery of the portfolios held by BTG.

After complying with certain conditions established in the agreement (including obtaining any required regulatory authorizations), the acquisition of Recovery and portfolios totaled R$1.210 billion, adjusted from the execution to the closing date. The transfer of shares and financial settlement of the transaction occurred on March 31, 2016, and the amount paid is subject to adjustment at a future price.

Companies involved	Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with the conditions precedent set forth in the agreement, among which obtaining required regulatory authorizations, Itaú Unibanco became the holder of 89.08% interest in Recovery, of which 81.94% acquired from BTG and 7.14% from other stockholders.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

ConectCar

Event
Main conditions of the transaction	On October 21, 2015, through our subsidiary Rede, we entered into a share purchase and sale agreement in which we undertook to acquire from Odebrecht Transport S.A. 50% of the capital of ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”), for R$170 million. The remaining stake (50%) of ConectCar’s capital is held by Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A.

ConectCar is a company that provides intermediation services for the automatic payment of toll, fuel and parking lot. In October 2015, it ranked second among the largest companies in this sector. Conectcar’s control will be shared between Rede and Ipiranga Produtos de Petróleo S.A.

The purchase and sale of shares and execution of the stockholders’ agreement between Rede and Ipiranga Produtos de Petróleo S.A. was carried out on January 29, 2016, after complying with the usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals.

Companies involved	Redecard S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with the usual conditions precedent in this type of transaction, including obtaining any applicable regulatory approvals, Rede acquired 50% of ConectCar’s capital.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

2014

Via Varejo

Event	Termination of operating agreements between Itaú Seguros S.A. (“Itaú Seguros”) and Via Varejo S.A. (“Via Varejo”).

Main conditions of the transaction	On October 1, 2014, the operating agreements between Itaú Seguros and Via Varejo S.A. related to the offer of extended warranty insurance at the stores of Ponto Frio and Casas Bahia were terminated before their maturity. As a result of this advanced termination by Via Varejo S.A., this company paid to Itaú Seguros R$584 million on October 8, 2014, which mostly corresponds to the refund of amounts disbursed by Itaú Seguros S.A. pursuant to these agreements, duly restated.

Companies involved	Itaú Seguros and Via Varejo.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Large Corporate P&C Insurance Business

Event	Sale of Itaú Seguros Soluções Corporativas S.A. (“ISSC”). (Large Corporate P&C Insurance Business).

Main conditions of the transaction	On July 4, 2014, we entered into a Share Purchase and Sale Agreement with ACE Ina International Holdings, Ltd. (“ACE”), through which we undertook, including through certain subsidiaries, to sell our total interest in ISSC.

As a result of the spin-off of Itaú Seguros S.A., ISSC held large risk insurance operations of the Itaú Unibanco Conglomerate, which clients were middle-market and large companies with high amounts insured policies.

After complying with certain conditions set forth in the agreement (including obtaining the required regulatory authorizations), the acquisition amount of ISSC was R$1.515 billion, paid by ACE. The transfer of shares and the transaction financial settlement occurred on October 31, 2014, and the amount paid was adjusted by R$13.5 million on September 3, 2015 based on the difference between the stockholders' equity positions in the pro forma balance sheet and the year-end balance sheet.

Companies involved	Issuer, ISSC, Itaú Seguros, Itauseg Participações S.A., and ACE.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	After complying with the conditions precedent set forth in the agreement, among which is obtaining the required regulatory authorizations, ACE acquired 100% of shares of ISSC.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Itaú CorpBanca

Event	Merger of operations of Banco Itaú Chile (“BIC”) with CorpBanca.

Main conditions of the transaction	On January 29, 2014, the Issuer and its subsidiary, Banco Itaú Chile (“BIC”) entered into an agreement with CorpBanca and its controlling shareholders (“Corp Group”), establishing the terms and conditions of the union of operations between BIC and CorpBanca in Chile, Colombia and other countries where CorpBanca operates (“Transaction Agreement”). This merger will be consummated by means of (i) BIC’s capital increase in the amount of US$652 million, to be carried out by the Issuer or one of its subsidiaries, (ii) the merger of BIC into CorpBanca, with the cancellation of all BIC’s shares and the issue of 172,048,565,857 new shares by CorpBanca, attributed to BIC’s stockholders, so that the interests in the bank resulting from the merger (to be called “Itaú CorpBanca”) are 33.58%, for the Issuer, and 33.13%, for Corp Group, and (iii) subsequent integration of Itaú BBA Colômbia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

On June 2, 2015, the Issuer, together with its subsidiary BIC, entered into an amendment to the Transaction Agreement, agreeing to, among others, (i) allow CorpBanca to distribute to its stockholders additional dividends in the amount of (a) CLP$239,860 million in 2015 (equivalent to approximately US$395 million at that time) and (b) UF124,105 (unidades de fomento – Chilean indexed unit of value adjusted on a daily basis to reflect inflation of the previous month in Chile) (equivalent to approximately US$5 million at the time), at the same occasion it distributes the profits generated in 2015, and (ii) reduce the value of dividends that would be paid to BIC’s stockholders in relation to the distributable net income for the year ended December 31, 2014 by CLP$16,399 million (equivalent to approximately US$27 million).

In the last week of June 2015, BIC and CorpBanca held their Annual General Stockholders’ Meetings, when stockholders representing more than two thirds of each bank's capital approved the merger of BIC and CorpBanca, and the new provisions on dividend distribution agreed in the amendment to the Transaction Agreement.

On September 4, 2015, the last pending regulatory approval from the Chilean Superintendence of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) was obtained and the merger was completed on April 1, 2016, when we became the holders of the control of the surviving entity – Itaú CorpBanca – with 33.58% interest in capital. Therefore, Itaú CorpBanca succeeded Banco Itaú Chile regarding its assets, liabilities, rights, obligations and licenses. At that same date, the Issuer and Corp Group entered into a stockholders’ agreement that included provisions regarding the election of management members, matters subject to the joint approval of the Issuer and Corp Group, as well as the transfer of shares between the Issuer and Corp Group and also for third parties.

Companies involved	Issuer, BIC, CorpGroup Interhold S.P.A., Inversiones Gasa Limitada, and CorpBanca.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	The Issuer’s interest in Itaú CorpBanca is approximately 35.71%of total shares. This percentage is the result of the share exchange ratio applied to BIC and CorpBanca’s shares, when the operation was completed in April 2016, and of the additional acquisition of Itaú CorpBanca’s shares in October 2016, under the terms of the Stockholders’ Agreement of the latter.

Mechanisms used to ensure equitable treatment among stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

Itaú BBA

Event	Partial spin-off of Banco Itaú BBA S.A (Itaú BBA).

Main conditions of the transaction	On January 31, 2014, the Stockholders’ Meetings of Itaú BBA and Itaú Unibanco S.A. (Itaú Unibanco) approved the partial spin-off of Itaú BBA and the transfer of a portion of the stockholders’ equity to Itaú Unibanco.

With this partial spin-off, Itaú BBA’s institutional treasury and corporate banking activities were transferred to Itaú Unibanco, including securities and loan portfolios and all other assets and liabilities related to such activities. Itaú BBA retained its investment banking and cash management activities.

The main motivation for this corporate restructuring process was the optimization of the Itaú Unibanco’s capital structure, due to the new Basel III rules, and the intention to concentrate all financial intermediation activities of the Itaú Unibanco Group in Itaú Unibanco.

This transaction was approved by the Central Bank of Brazil on May 2, 2014 and by the Central Bank of the Bahamas on May 12, 2014.

Companies involved	Itaú BBA and Itaú Unibanco.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	There was no change in the Issuer’s corporate structure.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

BMG

Event	Association with Banco BMG S.A. ("BMG"), aimed at offering, distributing and granting payroll loans in the Brazilian territory.

Main conditions of the transaction	On July 9, 2012, Itaú Unibanco entered into an association agreement with BMG, a privately-held Brazilian bank, aiming at the offering, distribution and sale of payroll loans in Brazil (“BMG Association”). The BMG Association is structured as a new financial institution, Banco Itaú BMG Consignado S.A. ("Itaú BMG Consignado"), controlled by Itaú Unibanco, with initial direct interest of 70% in the total voting capital. BMG initially held the remaining 30% of interest. The Association’s initial stockholders’ equity was one (1) billion reais. Itaú Unibanco is entitled to nominate the majority of the Board of Directors members and the majority of its officers, including the Chief Executive Officer. BMG is entitled to nominate the commercial, operations and collection officers of the BMG Association, subject to Itaú Unibanco’s approval.

Until the merger of operations described below, BMG shared its distribution channels operated by banking correspondents with Itaú BMG Consignado, which had the right to finance 70% of the payroll loans generated by these distribution channels. The remaining 30% were directly contracted by BMG.

The payroll loans granted to Itaú Unibanco’s clients through its branches and other exclusive channels remain separate from the operations related to the BMG Association. Itaú Unibanco and its affiliates are also entitled to offer their products and services to the BMG Association’s clients.

This transaction was approved by the Brazilian Antitrust Authority (CADE), and the definitive agreements regulating the BMG Association were executed on December 13, 2012, including an investment agreement setting forth the rights and obligations of each party in connection with the BMG Association. This transaction was consummated on January 7, 2013. In April 2013, the Central Bank of Brazil confirmed the operation.

Additionally, on April 29, 2014, an agreement was entered into to establish the combination of the payroll loan activities of BMG and Itaú BMG Consignado, which became concentrated in Itaú BMG Consignado. In consideration for this business combination, on July 25, 2014, Itaú BMG Consignado’s capital was increased, fully subscribed and paid up by BMG. The possibility of this combination was already provided for in the investment agreement of December 13, 2012 that regulates the BMG Association.

After this capital increase, Itaú Unibanco became the holder of a 60% interest in Itaú BMG Consignado‘s total and voting capital, and BMG became the holder of the remaining 40%.

Accordingly, from July 25, 2014, and during the term of the BMG Association, Itaú BMG Consignado is the exclusive vehicle of BMG and its controlling stockholders to offer payroll loans in the Brazilian territory, subject to certain exceptions set forth in the agreements that govern the BMG Association.

Companies involved	BMG and Itaú Unibanco

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the Issuer’s parent company, stockholders with more than 5% of the capital, and management members	There was no change in the Issuer’s corporate structure.

Corporate structure before and after the transaction	Itaú Unibanco S.A became the holder of 60% of Itaú BMG Consignado’s total and voting capital.

Mechanisms used to ensure equitable treatment of stockholders	Not applicable, since it had no effects on the equitable treatment of the Issuer’s stockholders.

15.8 Other relevant information

Additional Information on items 15.1/15.2

a) Regarding the stockholding position of stockholder BlackRock, Inc. (“BlackRock”), the Company informed that on March 30, 2011 it received the information that, as provided for in Article 12, CVM Instruction No. 358/2002, as amended by CVM Instruction No. 568/2015, as investment manager of some of its clients, BlackRock acquired 159,335,737 preferred shares issued by Itaú Unibanco Holding.

Considering the several corporate events in the Company since the interest acquisition, we present below the changes in the BlackRock’s stockholding position, which represents 7.221137% of preferred shares and 3.544098% of BlackRock’s capital stock.

STATEMENT OF CHANGES IN BLACROCK'S STOCKHOLDING POSITION

DATE	EVENT	BEGINNING BALANCE	EVENT	END BALANCE
03.30.2011	Beginning balance at 03.30.2011, as provided by BlackRock (*)	159,335,737	-	159,335,737
11.01.2011	Stock split/reverse split, according to notice of 09.01.2011	159,335,737	159,335,700	159,335,700
04.19.2013	10% Bonus Share (ASM of 04.19.2013)	159,335,700	15,933,570	175,269,270
06.11.2014	10% Bonus Share (ASM of 04.23.2014)	175,269,270	17,526,927	192,796,197
07.31.2015	10% Bonus Share (ASM of 04.29.2015)	192,796,197	19,279,620	212,075,817
10.21.2016	10% Bonus Share (ASM of 09.14.2016)	212,075,817	21,207,581	233,283,398

(*) Ownership interest at base date 08.19.2010, as provided by the Stockholder on March 30, 2011.

b) The Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2016 resolved on the cancellation of 100,000,000 preferred book-entry shares, issued by the Company and held as treasury stock, without reduction in the value of the capital stock, and acquired through the Share Buyback Programs approved by the Company’s Board of Directors. This cancellation was approved by the Central Bank of Brazil on June 7, 2016.

Additional Information on item 15.3

The number of individual and corporate stockholders and institutional investors stated in item 15.3 hereof refers to the December 31, 2016 base date.

The number of outstanding shares stated in item 15.3 hereof refers to the June 30, 2017 base date.

ITEM 19. REPURCHASE PLANS AND TREASURY SECURITIES

19.1 - Information on issuer's repurchase plans

19.1 - Information on Issuer's repurchase plans

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares (Unit)	Average purchase	Quoting factor	% of shares acquired
05/25/2017	05/26/2017 to	0.00	Common		10,000,000	3.15	0	0.00	R$ per unit	0.000000
	11/26/2018		Preferred		50,000,000	1.55	0	0.00	R$ per unit	0.000000
Other characteristics: Note: 1) Capital Reserves/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level 1 Corporate Governance.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
02/01/2016	02/03/2016 to	0.00	Common		10,000,000	3.474074	0	0.00	R$ per unit	0.000000
	08/02/2017		Preferred		50,000,000	1.756396	49,787,900	34.82	R$ per unit	99.576000
Other characteristics: Note: 1) Capital Reserves / Reserve of Goodwill on Issuance of Shares and Revenue Reserves/ Reserve for Working Capital Increase; 2) Purchase of 38,087,900 shares in the period from 02.03.2016 to 04.30.2017; 3) Purchase of 49,787,900 shares in the period from 02.03.2016 to 05.24.2017; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 5) Early termination at the Board of Directors’ Meeting held on May 25th, 2017.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
08/27/2015	08/28/2015 to	0.00	Common		11,000,000	3.822281	0	0.00	R$ per unit	0.000000
	08/26/2016		Preferred		50,000,000	1.711276	49,980,000	27.33	R$ per unit	99.960000
Other characteristics: Note: 1) Capital Reserves / Reserve of Goodwill on Issuance of Shares and Revenue Reserves/ Reserve for Working Capital Increase; 2) Purchase of 41,990,000 shares in the period from 08.28.2015 to 12.31.2015; 3) Purchase of 49,980,000 shares in the period from 08.28.2015 to 01.15.2016; 4) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 5) Early termination at the Board of Directors’ Meeting held on February 1, 2016.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
07/30/2015	08/05/2015 to	0.00	Common		11,000,000	4.206117	0	0.00	R$ per unit	0.000000
	08/04/2016		Preferred		55,000,000	2.066282	30,380,000	27.11	R$ per unit	55.236363
Other characteristics: Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting held on August 27, 2015.

Date of resolution	Repurchase period	Reserves and profits available (Brazilian reais)	Type	Class	Number of shares expected (Unit)	% in relation to outstanding shares	Number of shares acquired/approved (Unit)	Average purchase price	Quoting factor	% of shares acquired
11/27/2014	12/16/2014 to	0.00	Common		10,000,000	3.823879	0	0.00	R$ per unit	0.000000
	12/15/2015		Preferred		50,000,000	1.858944	40,154,800	34.10	R$ per unit	80.309600
Other characteristics: Note: 1) Capital Reserve/Reserve of Goodwill on the Issue of Shares and Revenue Reserve/Reserve for Working Capital; 2) % in relation to outstanding shares: calculated based on concept of constant outstanding shares in Level I Corporate Governance; 3) Early termination at the Board of Directors’ Meeting held on July 30, 2015.

19.2 – Changes in the securities held in treasury:

Due to the bonus shares made in the fiscal year of 12/31/2013, 12/31/2014, 7/17/2015 and on 10/21/2016, we made available a line informing the event. On 04/27/2016, we approved the cancellation of 100,000,000 preferred shares, all book-entry shares, issued by us and held in treasury, and we made available a line informing the event. This event was approved by BACEN on 06/07/2016.

19.3 – Supply other information that the Issuer may deem relevant

Additional information of item 19.2

06/30/2017

Common shares

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	3,074		0.0%
Acquisition	-
Disposal	-
Bonus shares (**)	-
Closing balance	3,074		0.0%

Preferred shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	69,604,462			2.2%
Acquisition	35,382,900	R$	36.23
Disposal	(21,326,042)	R$	27.82
Cancellation (*)	-
Bonus shares (**)	-
Closing balance	83,661,320			2.7%

12/31/2016

Common shares

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,795		0.0%
Acquisition	-
Disposal	-
Bonus shares (**)	279
Closing balance	3,074		0.0%

Preferred shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	162,562,650			5.7%
Acquisition	30,640,000	R$	30.13
Disposal	(28,225,583)	R$	26.52
Cancellation (*)	100,000,000
Bonus shares (**)	4,627,395
Closing balance	69,604,462			2.2%
(*)	Approved by the Central Bank of Brazil on 06/07/2016
(**)	Approved by the Central Bank of Brazil on 09/23/2016

12/31/2015

Common shares

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,541		0.0%
Acquisition	-
Disposal	-
Bonus shares	254
Closing balance	2,795		0.0%

Preferred shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	53,828,551			1.9%
Acquisition	111,524,800	R$	28.80
Disposal	(11,216,615)	R$	26.65
Bonus shares	8,425,914
Closing balance	162,562,650			5.7%

12/31/2014

Common shares

Changes	Number (units)	Weighted average price (R$ Reais)	% in relation to securities of the same class and type
Opening balance	2,310		0.0%
Acquisition	-
Disposal	-
Bonus shares	231
Closing balance	2,541		0.0%

Preferred shares

Changes	Number (units)	Weighted average price (R$ Reais)		% in relation to securities of the same class and type
Opening balance	68,867,010			2.8%
Acquisition	1,000,000	R$	34.75
Disposal	(21,801,786)	R$	25.75
Bonus shares	5,763,327
Closing balance	53,828,551			1.9%